EXHIBIT 13.3

OUR BUSINESS

Cascades Inc. is a paper and packaging company that produces, converts and sells packaging and tissue products composed primarily of recycled fibres. Established in 1964 in Kingsey Falls, Québec, the Corporation was founded by the Lemaire brothers, who saw the economic and social potential of building a company focused primarily on the sustainable development principles of reusing, recovering and recycling. More than 50 years later, Cascades is a multinational business with more than 90 operating facilities1 and nearly 11,000 employees across Canada, the United States and Europe. The Corporation currently operates four business segments:

(Business segments)	Number of Facilities1	2017 Sales2 (in M$)	2017 Operating income2 (in M$)	2017 Adjusted OIBD2,5 (in M$)	2017 Adjusted OIBD Margin (%)
PACKAGING PRODUCTS
Containerboard	27	1,652	164	247	15%
Boxboard Europe3	6	838	34	68	8%
Specialty Products	38	703	46	67	10%
TISSUE PAPERS	21	1,268	28	94	7%

The location of our plants and employees around the world are as follows:

1 Including associates and joint ventures.

2 Excluding associates and joint ventures not included in consolidated results. Refer to Note 8 of the 2017 audited consolidated financial statements for more information on associates and joint ventures.

3 Via our 57.8% equity ownership in Reno de Medici S.p.A., a public company traded on the Milan and Madrid stock exchanges.

4 Excluding sales offices, distribution and transportation hubs and corporate offices. Including main associates and joint ventures.

5 Please refer to the “Supplemental Information on Non-IFRS Measures” section for a complete reconciliation.

BUSINESS DRIVERS

Cascades' results may be impacted by fluctuations in the following:

EXCHANGE RATES	ENERGY COSTS
On a year-over-year basis, the average value of the Canadian dollar increased by 2% when compared to the US dollar and remained stable compared to the euro in 2017.	The average price of natural gas increased 26% in 2017 compared to the previous year. In the case of crude oil, the average price was 19% higher in 2017 than in 2016.

	2015	2016					2017
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL

US$/CAN$ - Average rate	$0.78	$0.73	$0.78	$0.77	$0.75	$0.75	$0.76	$0.74	$0.80	$0.79	$0.77
US$/CAN$ End of period rate	$0.72	$0.77	$0.77	$0.76	$0.74	$0.74	$0.75	$0.77	$0.80	$0.80	$0.80
EURO€/CAN$ - Average rate	$0.71	$0.66	$0.69	$0.69	$0.70	$0.68	$0.71	$0.68	$0.68	$0.67	$0.68
EURO€/CAN$ End of period rate	$0.67	$0.68	$0.70	$0.68	$0.71	$0.71	$0.70	$0.68	$0.68	$0.66	$0.66
Natural Gas Henry Hub - US$/mmBtu	$2.67	$2.09	$1.95	$2.81	$2.98	$2.46	$3.32	$3.18	$3.00	$2.93	$3.11

HISTORICAL MARKET PRICES OF MAIN PRODUCTS AND RAW MATERIAL

	2015	2016					2017					2017 vs. 2016
These indices should only be used as trend indicators; they may differ from our actual selling prices and purchasing costs.	Year	Q1	Q2	Q3	Q4	Year	Q1	Q2	Q3	Q4	Year	Change	%
Selling prices (average)
PACKAGING PRODUCTS
Containerboard (US$/short ton)
Linerboard 42-lb. unbleached kraft, Eastern US (open market)	630	615	615	615	655	625	655	705	705	705	693	68	11%
Corrugating medium 26-lb. semichemical, Eastern US (open market)	557	518	515	505	540	520	540	590	617	620	592	72	14%
Boxboard Europe (euro/metric ton)
Recycled white-lined chipboard (WLC) index1	667	664	659	652	649	656	649	680	680	680	672	16	2%
Virgin coated duplex boxboard (FBB) index2	1,061	1,049	1,044	1,043	1,043	1,045	1,031	1,031	1,031	1,031	1,031	(14)	(1)%
Specialty Products (US$/short ton)
Uncoated recycled boxboard - 20-pt. bending chip (serie B)	589	615	605	605	595	605	622	660	660	640	645	40	7%
TISSUE PAPERS (US$/short ton)
Parent rolls, recycled fibres (transaction)	985	1,016	1,012	1,017	1,008	1,013	1,023	1,040	1,053	1,057	1,043	30	3%
Parent rolls, virgin fibres (transaction)	1,252	1,273	1,273	1,287	1,287	1,280	1,297	1,320	1,334	1,339	1,323	43	3%

Raw material prices (average)
RECYCLED PAPER
North America (US$/short ton)
Sorted residential papers, No. 56 (SRP - Northeast average)	58	58	63	76	78	69	92	76	86	63	79	10	14%
Old corrugated containers, No. 11 (OCC - Northeast average)	83	83	88	101	102	93	142	148	162	99	138	45	48%
Sorted office papers, No. 37 (SOP - Northeast average)	150	138	142	153	168	150	173	172	170	160	169	19	13%
Europe (euro/metric ton)
Recovered paper index3	115	115	124	135	134	127	147	138	147	135	142	15	12%
VIRGIN PULP (US$/metric ton)
Northern bleached softwood kraft, Canada	972	943	980	998	992	978	1,033	1,093	1,110	1,183	1,105	127	13%
Bleached hardwood kraft, mixed, Canada/US	869	873	847	842	825	847	853	942	985	1,052	958	111	13%

Source: RISI and Cascades.

1 The Cascades Recycled White-Lined Chipboard Selling Price Index is based on published indices and represents an approximation of Cascades' recycled-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2017.

2 The Cascades Virgin Coated Duplex Boxboard Selling Price Index is based on published indices and represents an approximation of Cascades' virgin-grade selling prices in Europe. It is weighted by country and has been rebalanced as at January 1, 2017.

3 The Cascades Recovered Paper Index is based on published indices and represents an approximation of Cascades' recovered paper purchase prices in Europe. It is weighted by country, based on the recycled fibre supply mix and has been rebalanced as at January 1, 2017.

SENSITIVITY TABLE1

The following table provides a quantitative estimate of the impact that potential changes in the prices of our main products, the costs of certain raw material, energy and the exchange rates may have on Cascades’ annual OIBD, assuming, for each price change, that all other variables remain constant. Estimates are based on Cascades’ 2017 manufacturing and converting external shipments and consumption quantities. It is important to note that this table does not consider the Corporations' use of hedging instruments for risk management. These hedging policies and portfolios (see the “Risk Factors” section) should also be considered in order to fully analyze the Corporation’s sensitivity to the highlighted factors.

Potential indirect sensitivity to the CAN$/US$ exchange rate is not considered in this table. Some of Cascades’ selling prices and raw material costs in Canada are based on U.S. dollar reference prices and costs that are then converted into Canadian dollars. Consequently, fluctuations in the exchange rate may have a direct impact on the value of sales and purchases of Canadian facilities in Canada. However, because it is difficult to measure the precise impact of this fluctuation, we do not take it into consideration in the following table. The impact of the exchange rate on the working capital items and cash positions denominated in currencies other than CAN$ at the Corporations' Canadian units is also excluded. Fluctuations in foreign exchange rates may also impact the translation of the results of our non-Canadian units into CAN$.

	SHIPMENTS/CONSUMPTION ('000 SHORT TONS, '000 MMBTU FOR NATURAL GAS)	INCREASE	OIBD IMPACT (IN MILLIONS OF CAN$)
SELLING PRICE (MANUFACTURING AND CONVERTING)2
North America
Containerboard	1,490	US$25/s.t.	47
Tissue Papers	590	US$25/s.t.	19
	2,080		66
Europe
Boxboard	1,120	€25/s.t.	42
	3,200		108
RAW MATERIAL2
Recycled Papers
North America
Brown grades (OCC and others)	1,560	US$15/s.t.	(29)
Groundwood grades (SRP and others)	90	US$15/s.t.	(2)
White grades (SOP and others)	480	US$15/s.t.	(9)
	2,130		(40)
Europe
Brown grades (OCC and others)	780	€15/s.t.	(18)
Groundwood grades (SRP and others)	170	€15/s.t.	(4)
White grades (SOP and others)	80	€15/s.t.	(2)
	1,030		(24)
	3,160		(64)
Virgin pulp
North America	150	US$30/s.t.	(6)
Europe	80	€30/s.t.	(4)
	230		(10)
Natural gas
North America	8,600	US1.00/mmBtu	(11)
Europe	4,600	€1.00/mmBtu	(7)
	13,200		(18)
Exchange rate3
Sales less purchases in US$ from Canadian operations		CAN$/US$ 0.01 change	2
U.S. subsidiaries translation		CAN$/US$ 0.01 change	1
European subsidiaries translation		CAN$/€ 0.02 change	1

1 Sensitivity calculated according to 2017 volumes or consumption with year-end closing exchange rate of CAN$/US$ 1.26 and CAN$/€ 1.51, excluding hedging programs and the impact of related expenses such as discounts, commissions on sales and profit-sharing.

2 Based on 2017 external manufacturing and converting shipments, as well as fibre and pulp consumption. Including purchases from our subsidiary Cascades Recovery. Including shipments and consumption of Greenpac for the last twelve months.

3 As an example, from CAN$/US$ 1.26 to CAN$/US$ 1.27 and from CAN$/€ 1.51 to CAN$/€ 1.53.

SUPPLEMENTAL INFORMATION ON NON-IFRS MEASURES

SPECIFIC ITEMS

The Corporation incurs some specific items that adversely or positively affect its operating results. We believe it is useful for readers to be aware of these items, as they provide additional information to measure performance, compare the Corporation's results between periods and assess operating results and liquidity, notwithstanding these specific items. Management believes these specific items are not necessarily reflective of the Corporation's underlying business operations in measuring and comparing its performance and analyzing future trends. Our definition of specific items may differ from those of other corporations, and some of them may arise in the future and may reduce the Corporation's available cash.

They include, but are not limited to, charges for (reversals of) impairment of assets, restructuring gains or costs, loss on refinancing and repurchase of long-term debt, some deferred tax asset provisions or reversals, premiums paid on long-term debt refinancing, gains or losses on the acquisition or sale of a business unit, gains or losses on the share of results of associates and joint ventures, unrealized gains or losses on derivative financial instruments that do not qualify for hedge accounting, unrealized gains or losses on interest rate swaps, foreign exchange gains or losses on long-term debt, specific items of discontinued operations and other significant items of an unusual, non-cash or non-recurring nature.

SPECIFIC ITEMS INCLUDED IN OPERATING INCOME AND NET EARNINGS

The Corporation incurred the following specific items in 2017 and 2016:

GAIN ON ACQUISITIONS, DISPOSALS AND OTHERS

2017

In the second quarter, the Containerboard Packaging segment sold a piece of land in Ontario, Canada, and recorded a gain of $7 million.

In the second quarter, the Corporate Activities realized a $1 million gain from the sale of some assets.

2016

The Specialty Products segment recorded a $3 million gain on the sale of pieces of land of its former fine paper plant located in St-Jérôme, Québec. This segment also recorded a $3 million environmental provision related to plants in Québec closed in previous years. Finally, the segment recorded a $4 million gain on the sale of assets following the closure of its de-inked pulp mill located in Auburn, Maine.

INVENTORY ADJUSTMENT RESULTING FROM A BUSINESS COMBINATION

2017

In the second quarter, operating results of the Containerboard Packaging segment were negatively impacted by $2 million relating to the inventory acquired at the time of the Greenpac consolidation, which was recognized at fair value and no profit was recorded on its subsequent sale.

IMPAIRMENT CHARGES AND RESTRUCTURING COSTS

2017

In the fourth quarter, the Corporate Activities recorded a $2 million reversal of impairment following the collection of a note receivable that had been written off in previous years. As well, the Corporate Activities recorded a severance cost of $1 million following the closure of a sales division.

In the third quarter, the Tissue Papers segment incurred a $2 million impairment charge from the re-evaluation of some unused assets.

In the third quarter, the Containerboard Packaging segment announced the forthcoming closure of its New York converting plant and recorded severance expenses totaling $2 million (please refer to the “Significant Facts and Developments” section for more details).

In the second quarter, the Containerboard Packaging segment recorded an impairment charge of $11 million on deferred revenues related to the Greenpac management agreement that has been in place since the beginning of the mill's construction and recorded in “Other assets.” Following the acquisition and consolidation of Greenpac described in Note 5 of the 2017 audited consolidated financial statements, expected future cash flows related to this asset will not materialize on a consolidated basis.

In the second quarter, the Tissue Papers segment incurred $2 million of restructuring costs following the review of provisions related to the transfer of the converting operations of the Toronto plant to other Tissue segment sites announced in 2016.

In the first quarter, the Boxboard Europe segment recorded severances costs of $1 million following the restructuring of its sales activities.

2016

The Containerboard Packaging segment recorded a $1 million gain on the reversal of a provision for an onerous lease contract in relation to the restructuring of its Ontario converting activities in 2012. As well, the segment recorded a $2 million impairment charge on assets of our converting plant in Connecticut which were not part of the disposal in relation to the Rand-Whitney - Newtown plant acquisition.

The Boxboard Europe segment recorded restructuring costs of $2 million in relation to the reorganization of its activities following the transfer of the virgin fibre boxboard mill located in La Rochette, France, to our Reno de Medici subsidiary (please refer to the “Significant Facts and Developments” section for more details).

The Specialty Products segment recorded restructuring costs of $1 million following the closure of its de-inked pulp mill located in Auburn, Maine. The building of the mill was subsequently sold and a $2 million reversal of impairment was recorded. The segment also sold a piece of land related to another closed plant and recorded a $1 million reversal of impairment.

The Tissue Papers segment recorded a $3 million provision for an onerous lease as a consequence of the closure of its Toronto converting plant. This segment also incurred $4 million of severance costs and recorded an impairment charge of $4 million.

DERIVATIVE FINANCIAL INSTRUMENTS

In 2017, the Corporation recorded an unrealized gain of $8 million, compared to an unrealized gain of $18 million in 2016, on certain derivative financial instruments not designated for hedge accounting. Both the 2017 and 2016 unrealized gains reflect the appreciation of the Canadian dollar during their respective periods. The 2016 unrealized gain also reflects the reversal of the previous year's unrealized loss, which was realized and included in recurring results.

LOSS ON REPURCHASE OF LONG TERM DEBT

The Corporation purchased US$200 million of its unsecured senior notes and recorded early repurchase premiums of $11 million and wrote off $3 million of unamortized financing costs related to these notes.

INTEREST RATE SWAPS

In 2017 and 2016, the Corporation recorded an unrealized gain of $2 million in 2017, compared to an unrealized gain of $1 million in 2016 on interest rate swaps, and are included in financing expense.

FOREIGN EXCHANGE GAIN ON LONG-TERM DEBT AND FINANCIAL INSTRUMENTS

In 2017, the Corporation recorded a gain of $23 million on its US$-denominated debt and related financial instruments, compared to a gain of $22 million during 2016. This is composed of a gain of $11 million in 2017, compared to a gain of $13 million in 2016, on our US$-denominated long-term debt, net of our net investment hedges in the U.S. and Europe and forward exchange contracts designated as hedging instruments, if any. It also includes a gain of $12 million during the year, compared to a gain of $9 million in 2016, on foreign exchange forward contracts not designated for hedge accounting.

FAIR VALUE REVALUATION GAIN ON INVESTMENTS AND SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

2017

Containerboard

On April 4, 2017, Cascades and its partners in Greenpac Holding LLC (Greenpac) agreed to modify the equity holders' agreement. These modifications enable Cascades to direct decisions about relevant activities. Therefore, from an accounting standpoint, Cascades now has control over Greenpac, which triggers its deemed acquisition and thus fully consolidates Greenpac starting April 4, 2017. The Corporation recorded a revaluation gain on previously held interest of $156 million in the second quarter. As a consequence of the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in our consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

The Corporation also recorded its share of $3 million on an unrealized gain on certain derivative financial instruments not designated for hedge accounting prior to the acquisition of Greenpac.

Boralex

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporations' participation in Boralex decreased to 17.37%, which resulted in a dilution gain of $15 million that is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and considered an available-for-sale financial asset, which is classified in “Other assets”. Consequently, our investment in Boralex was re-evaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings. Subsequent fair value revaluation of this investment was recorded in accumulated other comprehensive income until the investment disposal.

On July 27, 2017, Cascades announced the sale of all of its shares in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income materialized and the Corporation recorded a gain of $18 million in the third quarter in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

2016

On May 6, 2016, the Corporation announced that its then associate company Greenpac, located in Niagara Falls, NY, successfully refinanced its debt. The Corporations' share of the cost related to this debt refinancing amounted to $7 million.

PROVISION FOR INCOME TAXES

2017

Following the US tax reform adopted in December 2017, the Corporation revalued the net deferred tax liability of its entities in the USA and recorded a gain of $57 million.

The income tax provision on Boralex revaluation gain was calculated at the rate of capital gains. Also, consequently with the sale of its participation in Boralex in July 2017, the Corporation has reassessed the probability of recovering unrealized capital losses on long-term debt due to foreign exchange fluctuations. As a result, $6 million of tax assets was derecognized and recorded in the statement of earnings.

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $156 million generated by the business combination of Greenpac, since it is included in the fair value of assets and liabilities acquired as described in Note 5 of the 2017 audited consolidated financial statements.

2016

The Corporation recorded a $2 million income tax provision adjustment related to the sale of one of its businesses over the past years.

RECONCILIATION OF NON-IFRS MEASURES

To provide more information for evaluating the Corporation's performance, the financial information included in this analysis contains certain data that are not performance measures under IFRS (“non-IFRS measures”), which are also calculated on an adjusted basis to exclude specific items. We believe that providing certain key performance measures and non-IFRS measures is useful to both management and investors as they provide additional information to measure the performance and financial position of the Corporation. It also increases the transparency and clarity of the financial information. The following non-IFRS measures are used in our financial disclosures:

•	Operating income before depreciation and amortization (OIBD): Used to assess operating performance and contribution of each segment when excluding depreciation & amortization. OIBD is widely used by investors as a measure of a corporation's ability to incur and service debt and as an evaluation metric.

•	Adjusted OIBD: Used to assess operating performance and contribution of each segment on a comparable basis.

•	Adjusted operating income: Used to assess operating performance of each segment on a comparable basis.

•	Adjusted net earnings: Used to assess the Corporation's consolidated financial performance on a comparable basis.

•	Adjusted free cash flow: Used to assess the Corporation's capacity to generate cash flows to meet financial obligation and/or discretionary items such as share repurchase, dividend increase and strategic investments.

•	Net debt to adjusted OIBD ratio: Used to measure the Corporation's credit performance and evaluate the financial leverage.

•	Net debt to adjusted OIBD ratio on a pro-forma basis: Used to measure the Corporation's credit performance and evaluate the financial leverage on a comparable basis including significant business acquisitions and excluding significant business disposals, if any.

Non-IFRS measures are mainly derived from the consolidated financial statements but do not have meanings prescribed by IFRS. These measures have limitations as an analytical tool, and should not be considered on their own or as a substitute for an analysis of our results as reported under IFRS. In addition, our definitions of non-IFRS measures may differ from those of other corporations. Any such modification or reformulation may be significant.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income	164	34	46	28	(97)	175
Depreciation and amortization	74	33	21	62	25	215
Operating income (loss) before depreciation and amortization	238	67	67	90	(72)	390
Specific items:
Gain on acquisitions, disposals and others	(7)	—	—	—	(1)	(8)
Inventory adjustment resulting from business acquisition	2	—	—	—	—	2
Impairment charges (reversals)	11	—	—	2	(2)	11
Restructuring costs	2	1	—	2	1	6
Unrealized loss (gain) on financial instruments	1	—	—	—	(9)	(8)
	9	1	—	4	(11)	3
Adjusted operating income (loss) before depreciation and amortization	247	68	67	94	(83)	393
Adjusted operating income (loss)	173	35	46	32	(108)	178

	2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income	158	19	51	75	(82)	221
Depreciation and amortization	56	32	20	64	20	192
Operating income (loss) before depreciation and amortization	214	51	71	139	(62)	413
Specific items:
Gain on acquisitions, disposals and others	—	—	(4)	—	—	(4)
Impairment charges (reversals)	2	—	(3)	4	—	3
Restructuring costs (gains)	(1)	2	1	7	—	9
Unrealized loss (gain) on financial instruments	1	—	—	—	(19)	(18)
	2	2	(6)	11	(19)	(10)
Adjusted operating income (loss) before depreciation and amortization	216	53	65	150	(81)	403
Adjusted operating income (loss)	160	21	45	86	(101)	211

Net earnings, as per IFRS, is reconciled below with operating income, adjusted operating income and adjusted operating income before depreciation and amortization:

(in millions of Canadian dollars)	2017	2016
Net earnings attributable to Shareholders for the year	507	135
Net earnings attributable to non-controlling interests	15	2
Provision for (recovery of) income taxes	(81)	45
Fair value revaluation gain on investments	(315)	—
Share of results of associates and joint ventures	(39)	(32)
Foreign exchange gain on long-term debt and financial instruments	(23)	(22)
Financing expense, interest expense on employee future benefits and loss on repurchase of long-term debt	111	93
Operating income	175	221
Specific items:
Gain on acquisitions, disposals and others	(8)	(4)
Inventory adjustment resulting from business acquisition	2	—
Impairment charges	11	3
Restructuring costs	6	9
Unrealized gain on derivative financial instruments	(8)	(18)
	3	(10)
Adjusted operating income	178	211
Depreciation and amortization	215	192
Adjusted operating income before depreciation and amortization	393	403

The following table reconciles net earnings and net earnings per common share, as per IFRS, with adjusted net earnings and adjusted net earnings per common share:

	NET EARNINGS		NET EARNINGS PER COMMON SHARE1
(in millions of Canadian dollars, except amount per common share)	2017	2016	2017	2016
As per IFRS	507	135	$5.35	$1.42
Specific items:
Gain on acquisitions, disposals and others	(8)	(4)	$(0.06)	$(0.03)
Inventory adjustment resulting from business acquisition	2	—	$0.01	—
Impairment charges	11	3	$0.08	$0.03
Restructuring costs	6	9	$0.05	$0.06
Unrealized gain on derivative financial instruments	(8)	(18)	$(0.07)	$(0.14)
Loss on repurchase of long-term debt	14	—	$0.10	—
Unrealized gain on interest rate swaps	(2)	(1)	$(0.01)	$(0.01)
Foreign exchange gain on long-term debt and financial instruments	(23)	(22)	$(0.21)	$(0.19)
Fair value revaluation gain on investments	(315)	—	$(3.85)	—
Share of results of associates and joint ventures	(18)	7	$(0.15)	$0.05
Tax effect on specific items, other tax adjustments and attributable to non-controlling interest1	(98)	5	$(0.52)	$0.02
	(439)	(21)	$(4.63)	$(0.21)
Adjusted	68	114	$0.72	$1.21

1 Specific amounts per common share are calculated on an after-tax basis and are net of the portion attributable to non-controlling interests. Per common share amounts in line item “Tax effect on specific items, other tax adjustments and attributable to non-controlling interests” only include the effect of tax adjustments. Please refer to “Provision for income taxes” prior in this section for more details.

The following table reconciles cash flow from operating activities with operating income and operating income before depreciation and amortization:

(in millions of Canadian dollars)	2017	2016
Cash flow from operating activities	173	372
Changes in non-cash working capital components	87	(56)
Depreciation and amortization	(215)	(192)
Net income taxes paid (received)	10	(10)
Net financing expense paid	99	89
Premium paid on long-term debt repurchase	11	—
Gain on acquisitions, disposals and others	8	4
Impairment charges and restructuring costs	(11)	(4)
Unrealized gain on derivative financial instruments	8	18
Dividend received, employee future benefits and others	5	—
Operating income	175	221
Depreciation and amortization	215	192
Operating income before depreciation and amortization	390	413

The following table reconciles cash flow from operating activities with cash flow from operating activities (excluding changes in non-cash working capital components) and adjusted cash flow from operating activities. It also reconciles adjusted cash flow from operating activities to adjusted free cash flow, which is also calculated on a per common share basis:

(in millions of Canadian dollars, except amount per share or otherwise mentioned)	2017	2016
Cash flow from operating activities	173	372
Changes in non-cash working capital components	87	(56)
Cash flow from operating activities (excluding changes in non-cash working capital components)	260	316
Specific items, net of current income taxes if applicable:
Restructuring costs	6	8
Premium paid on long-term debt repurchase	11	—
Adjusted cash flow from operating activities	277	324
Capital expenditures, other assets1 and capital lease payments, net of disposals	(205)	(196)
Dividends paid to the Corporation's shareholders and to non-controlling interests	(20)	(16)
Adjusted free cash flow	52	112
Adjusted free cash flow per common share	$0.55	$1.18
Weighted average basic number of common shares outstanding	94,680,598	94,709,048

1 Excluding increase in investments

The following table reconciles total debt and net debt with the ratio of net debt to adjusted operating income before depreciation and amortization (adjusted OIBD):

(in millions of Canadian dollars)	December 31, 2017	December 31, 2016
Long-term debt	1,517	1,530
Current portion of long-term debt	59	36
Bank loans and advances	35	28
Total debt	1,611	1,594
Less: Cash and cash equivalents	89	62
Net debt	1,522	1,532
Adjusted OIBD (last twelve months)	393	403
Net debt / Adjusted OIBD ratio	3.9	3.8
Net debt / Adjusted OIBD ratio on a pro forma basis1	3.6	N/A

1 Pro forma to include adjusted OIBD of Greenpac and other business combinations on a Last Twelve Month basis.

MANAGEMENT'S DISCUSSION & ANALYSIS

FINANCIAL OVERVIEW - 2016

The Corporation's 2016 financial results reflected sales and operating results growth in the Tissue and the Specialty Products segments, in addition to increased sales in the Containerboard Packaging segment. This was offset by higher corporate costs related to the implementation of our ERP system and other business process optimization initiatives, lower contribution from the Boxboard Europe segment due to the persistent challenging market environment in 2016, and reduced contribution from the Containerboard Packaging segment attributable to higher production and raw material costs.

FINANCIAL OVERVIEW - 2017

Results for the year reflect strong sales driven by year-over-year increases in shipments for the Boxboard Europe segment and higher average selling prices from all three packaging segments on a same plant basis. Beginning in the second quarter, the consolidation of Greenpac benefited both sales and operating income levels. However, a sharp increase in raw material costs impacted the performance of all our segments, the effects of which were partially offset by the corresponding stronger results generated by our recovery and recycling activities. Results from our Tissue segment include costs related to the start-up of the new converting plant on the West Coast of the US, as well as additional costs related to new branding and repositioning efforts of its product lines. Increased capacity in the Tissue market also had a negative impact on shipments. Finally, ERP implementation and business process optimization initiatives at the corporate level also required a higher level of resources during 2017 compared to 2016, but will decrease in 2018.

Sales increased by $320 million to reach $4,321 million in 2017, compared to $4,001 million in 2016. The increase was mainly driven by the acquisition of Greenpac, higher selling prices in all segments and additional contribution from our recovery and recycling activities. On the other hand, the 2% appreciation of the Canadian dollar against the American dollar had a negative impact on North American segments.

The following graphics show the breakdown of sales, before inter-segment eliminations, and adjusted operating income before depreciation and amortization by business segment:

Containerboard Packaging	Tissue papers	Boxboard Europe	Specialty Products

1 Excluding inter-segment sales and Corporate activities.

2 Excluding Corporate activities.

3 Please refer to the “Supplemental Information on Non-IFRS Measures” section for a complete reconciliation.

For 2017, the Corporation posted net earnings of $507 million, or $5.35 per common share, compared to net earnings of $135 million, or $1.42 per common share in 2016. On an adjusted basis, discussed in detail in the “Supplemental Information on Non-IFRS Measures” section, the Corporation generated net earnings of $68 million during 2017, or $0.72 per common share, compared to net earnings of $114 million or $1.21 per common share in 2016. The Corporation recorded an operating income of $175 million during the year, compared to $221 million in 2016. On an adjusted basis, operating income stood at $178 million during the year, compared to $211 million in 2016 (see the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these amounts).

The $3.93 increase in our net earnings per share in 2017 compared to 2016, can be explained by the following factors:

(in Canadian dollars)
Change in specific items (see reconciliation in the “Supplemental Information on Non-IFRS Measures” section)	$4.41
Change in net earnings from operating activities normalized at a 30% income tax rate	$(0.28)
Change in tax provision - Other items (see the analysis on the “Other Items Analysis” section)	$0.06
Change in share of results of associates and joint ventures - net of income taxes - and change in non-controlling interests	$(0.26)
Increase in net earnings per share	$3.93

FORWARD-LOOKING STATEMENTS

The following document is the quarterly financial report and Management’s Discussion and Analysis (“MD&A”) of the operating results and financial position of Cascades Inc. (“Cascades” or “the Corporation”), and should be read in conjunction with the Corporation's consolidated financial statements and accompanying notes for the years ended December 31, 2017 and 2016. Information contained herein includes any significant developments as at February 28, 2018, the date on which the MD&A was approved by the Corporation’s Board of Directors. For additional information, readers are referred to the Corporation’s Annual Information Form (“AIF”), which is published separately. Additional information relating to the Corporation is also available on SEDAR at www.sedar.com.

The financial information contained herein, including tabular amounts, is expressed in Canadian dollars unless otherwise specified, and is prepared in accordance with International Financial Reporting Standards (IFRS), unless otherwise specified. Unless otherwise specified or if required by context, the terms “we”, “our” and “us” refer to Cascades Inc. and all of its subsidiaries, joint ventures and associates.

This MD&A is intended to provide readers with information that Management believes is necessary for an understanding of Cascades' current results and to assess the Corporation's future prospects. Consequently, certain statements herein, including statements regarding future results and performance, are forward-looking statements within the meaning of securities legislation, based on current expectations. The accuracy of such statements is subject to a number of risks, uncertainties and assumptions that may cause actual results to differ materially from those projected, including, but not limited to, the effect of general economic conditions, decreases in demand for the Corporation's products, prices and availability of raw material, changes in relative values of certain currencies, fluctuations in selling prices and adverse changes in general market and industry conditions. Cascades disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, except as required under applicable securities regulations. This MD&A also includes price indices, as well as variance and sensitivity analysis that are intended to provide the reader with a better understanding of the trends with respect to our business activities. These items are based on the best estimates available to the Corporation.

KEY PERFORMANCE INDICATORS

We use several key performance indicators to monitor our action plan and analyze the progress we are making toward achieving our long-term objectives. These include the following:

	2015	2016					2017
	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q2	Q3	Q4	TOTAL
OPERATIONAL
Total shipments (in '000 s.t.)1
Packaging Products
Containerboard	1,114	277	284	294	283	1,138	285	375	369	372	1,401
Boxboard Europe	1,111	278	267	258	263	1,066	296	283	271	270	1,120
	2,225	555	551	552	546	2,204	581	658	640	642	2,521
Tissue Papers	598	143	158	163	144	608	139	151	157	146	593
Total	2,823	698	709	715	690	2,812	720	809	797	788	3,114

Integration rate2
Containerboard	51%	52%	53%	54%	51%	53%	51%	51%	55%	52%	53%
Tissue Papers	67%	70%	65%	65%	72%	68%	71%	69%	67%	66%	68%

Manufacturing capacity utilization rate3
Packaging Products
Containerboard	92%	93%	93%	96%	91%	93%	96%	94%	91%	92%	93%
Boxboard Europe	94%	97%	92%	89%	91%	92%	102%	98%	94%	93%	97%
Tissue Papers	89%	87%	89%	93%	83%	88%	86%	89%	90%	84%	87%
Consolidated total	92%	93%	91%	93%	89%	92%	96%	95%	92%	91%	93%
FINANCIAL
Return on assets4
Packaging Products
Containerboard	19%	19%	19%	18%	17%	17%	16%	14%	13%	14%	14%
Boxboard Europe	10%	10%	10%	10%	10%	10%	10%	10%	11%	12%	12%
Specialty Products	17%	18%	19%	20%	20%	20%	20%	21%	19%	18%	18%
Tissue Papers	13%	15%	17%	17%	16%	16%	15%	14%	12%	10%	10%
Consolidated return on assets	11.3%	11.8%	12.0%	11.3%	10.8%	10.8%	9.8%	9.1%	8.9%	9.2%	9.2%
Return on capital employed5	5.7%	6.0%	6.2%	5.5%	5.2%	5.2%	4.5%	3.9%	3.7%	3.7%	3.7%

Working capital6
In millions of $, at end of period	389	439	458	443	309	309	385	429	474	442	442
As a % of sales7	10.9%	10.9%	10.9%	10.9%	10.6%	10.6%	10.2%	9.9%	9.9%	10.1%	10.1%

1	Shipments do not take into account the elimination of business sector inter-segment shipments. Starting in Q2 2017, including Greenpac. Shipments from our Specialty Products segment are not presented as they use different units of measure.
2	Defined as: Percentage of manufacturing shipments transferred to our converting operations. Starting in Q2 2017, including Greenpac.
3	Defined as: Manufacturing internal and external shipments/practical capacity. Excluding discontinued operations and Specialty Products segment manufacturing activities. Starting in Q2 2017, including Greenpac.
4	Return on assets is a non-IFRS measure defined as the last twelve months' (“LTM”) adjusted OIBD/LTM quarterly average of total assets less cash and cash equivalents. Not adjusted for discontinued operations. Including Greenpac on a consolidated basis starting in Q2 2017.

5	Return on capital employed is a non-IFRS measure and is defined as the after-tax (30%) amount of the LTM adjusted operating income, including our share of core associates and joint ventures, divided by the LTM quarterly average of capital employed. Capital employed is defined as the quarterly total average assets less trade and other payables and cash and cash equivalents. Not adjusted for discontinued operations. Including Greenpac as an associate up to Q1 2017 and on a consolidated basis starting in Q2 2017.
6	Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables. Not adjusted for discontinued operations. Starting in Q2 2017, including Greenpac.
7	% of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals. Not adjusted for discontinued operations. Starting in Q2 2017, including Greenpac.

HISTORICAL FINANCIAL INFORMATION

	2015	2016					2017
(in millions of Canadian dollars, unless otherwise noted)	TOTAL	Q1	Q2	Q3	Q4	TOTAL	Q1	Q22	Q3	Q4	TOTAL
Sales
Packaging Products
Containerboard	1,301	336	342	356	336	1,370	346	428	438	440	1,652
Boxboard Europe	825	219	197	189	191	796	211	213	202	212	838
Specialty Products	579	149	157	158	156	620	173	188	181	161	703
Inter-segment sales	(55)	(15)	(14)	(16)	(16)	(61)	(22)	(27)	(32)	(24)	(105)
	2,650	689	682	687	667	2,725	708	802	789	789	3,088
Tissue Papers	1,236	320	324	342	319	1,305	306	338	323	301	1,268
Inter-segment sales and Corporate activities	(25)	(6)	(8)	(8)	(7)	(29)	(8)	(10)	(9)	(8)	(35)
Total	3,861	1,003	998	1,021	979	4,001	1,006	1,130	1,103	1,082	4,321
Operating income (loss)
Packaging Products
Containerboard	170	40	46	44	28	158	33	30	50	51	164
Boxboard Europe	(28)	8	7	1	3	19	5	13	5	11	34
Specialty Products	31	9	16	12	14	51	13	14	10	9	46
	173	57	69	57	45	228	51	57	65	71	244
Tissue Papers	64	19	18	26	12	75	8	17	9	(6)	28
Corporate activities	(84)	(3)	(22)	(33)	(24)	(82)	(28)	(26)	(23)	(20)	(97)
Total	153	73	65	50	33	221	31	48	51	45	175
Adjusted OIBD1
Packaging Products
Containerboard	231	55	60	58	43	216	45	56	72	74	247
Boxboard Europe	63	16	17	9	11	53	14	21	14	19	68
Specialty Products	58	14	16	18	17	65	18	20	15	14	67
	352	85	93	85	71	334	77	97	101	107	382
Tissue Papers	119	34	39	47	30	150	23	35	24	12	94
Corporate activities	(45)	(13)	(20)	(29)	(19)	(81)	(25)	(25)	(19)	(14)	(83)
Total	426	106	112	103	82	403	75	107	106	105	393
Net earnings (loss)	(65)	75	36	20	4	135	161	256	33	57	507
Adjusted1	112	34	35	30	15	114	12	24	19	13	68
Net earnings (loss) per common share (in dollars)
Basic	$(0.69)	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70	$2.70	$0.35	$0.60	$5.35
Basic, adjusted1	$1.18	$0.35	$0.38	$0.32	$0.16	$1.21	$0.13	$0.25	$0.20	$0.14	$0.72
Net earnings (loss) from continuing operations per common share (in dollars)	$(0.70)	$0.79	$0.38	$0.21	$0.04	$1.42	$1.70	$2.70	$0.35	$0.60	$5.35

Cash flow from operating activities from continuing operations (excluding changes in non-cash working capital components)	322	56	107	68	85	316	33	89	61	77	260
Net debt1	1,721	1,684	1,664	1,625	1,532	1,532	1,617	1,780	1,469	1,522	1,522

Sources: Bloomberg and Cascades.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Including Greenpac on a consolidated basis starting in Q2 2017. The purchase price allocation of Greenpac was finalized during the third quarter of 2017. The preliminary estimated deemed consideration of $371 million was revised to $304 million. This change impacted the calculation of the gain on the deemed disposal of the previously held interest and goodwill allocated in the purchase price determination for an amount of $67 million. Adjustments to the preliminary purchase price allocation were recorded retrospectively to the acquisition date as required by IFRS 3. Net earnings per common share disclosed in the second quarter were consequently adjusted to $2.70 per common share from $3.41 per common share.

BUSINESS HIGHLIGHTS

From time to time, the Corporation enters into transactions to optimize its asset base and streamline its cost structure. The following transactions should be taken into consideration when reviewing the overall and segmented analysis of the Corporation's 2017 and 2016 results.

BUSINESS ACQUISITION, DISPOSAL AND CLOSURE

CONTAINERBOARD PACKAGING

•	On December 4, 2017, the Corporation announced that it had acquired three converting plants from the Coyle Group in Ontario, Canada, to strengthen its position in the containerboard packaging sector.

•	On April 5, 2017, the Corporation announced that results from the Greenpac Mill LLC (Greenpac) would be consolidated with those of the Corporation following changes to the Greenpac equity holders agreement. As a result, the Corporation began consolidating Greenpac results on April 4, 2017. The agreement did not involve any cash consideration.

•	On June 1, 2016, the Corporation announced the completion of a transaction with US-based company Rand-Whitney Container LLC for the acquisition of its plant in Newtown, Connecticut. In return, Cascades transferred equipment and the customer list from its Thompson plant, located in Connecticut, and paid US$12 million ($15 million) to Rand-Whitney.

SPECIALTY PRODUCTS

•	On June 22, 2016, the Corporation announced the closure of its de-inked pulp mill located in Auburn, Maine. The plant closed on July 15, 2016.

TISSUE

•	During the first quarter of 2017, the Corporation successfully began production at its new tissue converting facility in Scappoose, Oregon, which houses three new state-of-the-art converting lines. The plant manufactures virgin and recycled bathroom tissue products and paper hand towels for the Cascades Pro brand (Away-from-Home market). The plant is supplied by the Corporation's tissue paper plant located 12 kilometers away in St. Helens.

•	On May 13, 2016, the Corporation decided to close the tissue paper converting operations in its Toronto, Ontario plant in order to optimize its supply chain and maximize its profitability. The Corporation transferred some of the assets to other facilities.

SIGNIFICANT FACTS AND DEVELOPMENTS

•	On January 1, 2018, the Corporation, through its 57.8% equity ownership in Reno de Medici S.p.A., acquired 66.67% of PAC Service S.p.A., a boxboard converter for the packaging, publishing, cosmetics and food industries. The Corporation already had a 33.33% equity participation before the transaction.

•	On December 12, 2017, the Corporation announced the results of tender offers and proceeded with the purchase of US$150 million of its 5.500% unsecured senior notes due 2022 and US$50 million of its 5.75% unsecured senior notes due 2023.

•	On March 21, 2017, the Corporation acquired 23% of Containerboard Partners (Ontario) Inc. for a consideration of US$12 million ($16 million ). This company is a member of Greenpac Holding LLC, of which it owns 12.1%. On November 30, 2017, the Corporation acquired an additional 30% of Containerboard Partners (Ontario) Inc. for a consideration of $19 million. These transactions add an indirect participation of 6.4% in Greenpac Holding LLC bringing total ownership to 66.1%.

•	On August 3, 2017, as part of its modernization and optimization efforts in the Northeastern United States, the Corporation announced an investment of US$80 million for the construction of a new containerboard packaging plant in Piscataway, New Jersey. This new plant will manufacture corrugated packaging products. The operation is planned to start in the second quarter of 2018. In addition, the Corporation announced on August 10, 2017, that it will close its containerboard converting plant in Maspeth, New York. On January 31, 2018, the Corporation completed the sale of the building and land of its Maspeth plant, NY, for US$72 million ($90 million) of which US$68 million ($85 million) was received at closing and US$4 million ($5 million) is held in escrow. Release of the escrow is contingent upon certain conditions being met over the next three years. The Corporation will continue to use the facility until December 31, 2018, the date the plant is scheduled to close. The volumes will be progressively redeployed to other Cascades units over the course of the year.

•	On July 27, 2017, the Corporation announced the sale of its 17.3% equity holding in Boralex to the Caisse de Dépôt et Placement du Québec for $288 million.

•	On June 30, 2016, the Corporation completed the transfer of its virgin fibre boxboard mill located in La Rochette, France, to its 57.8%-owned subsidiary Reno de Medici, for a consideration of €19 million ($27 million). The transaction combined the Corporation’s virgin and recycled boxboard activities in Europe. Apart from higher non-controlling interests after the closing, no impact was recorded on the Corporation’s financial statements, as both entities had been fully consolidated prior to the transaction.

•	On June 1, 2017, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2021. The financial conditions remain essentially unchanged.

FINANCIAL RESULTS FOR THE YEAR ENDED DECEMBER 31, 2017, COMPARED TO THE YEAR ENDED DECEMBER 31, 2016

SALES

Sales increased by $320 million, or 8%, to reach $4,321 million in 2017, compared to $4,001 million in 2016. Sales in the Containerboard business increased by 21% compared to the prior year, driven by the inclusion of results from the Greenpac Mill and the implementation of higher average selling price during the year. Sales levels increased 5% in the Boxboard Europe segment as a result of improvements in volumes. The Specialty Products segment generated a 13% sales increase, reflecting higher average selling prices and additional sales from recovery and recycling activities due to the higher recycled fibre pricing in 2017. Finally, in the Tissue Papers segment, sales decreased by 3%, driven by lower volume, particularly in the parent roll market. These negative impacts were partly offset by a favourable sales mix and higher selling prices. The 2% appreciation of the Canadian dollar against the American dollar had a negative impact on North American segments.

Sales by geographic segment are as follows:

The main variances in sales in 2017, compared to 2016, are shown below (in $M):

OPERATING INCOME FROM OPERATIONS

The Corporation generated operating income of $175 million in 2017, compared to $221 million reported in 2016. Variance of specific items recorded in both periods (please refer to the “Supplemental Information on Non-IFRS Measures” section for more details) decreased operating income by $13 million. The decrease, despite the $320 million increase is sales described above, reflects higher raw material costs that negatively impacted contribution levels from all four segments, higher production costs from all three North American segments as well as higher corporate costs related to the continuing ERP platform and business process review implementations. Our Boxboard Europe segment benefited from lower energy and production costs. On the other hand, the Tissue Papers segment's results were negatively impacted by the start-up of the new plant on the West Coast. The depreciation and amortization expense increased by $23 million, mainly due to Greenpac and to the implementation our ERP system now in most of our facilities.

Adjusted operating income1 was $178 million in 2017, compared to $211 million in 2016.

The main variances in operating income in 2017, compared to 2016, are shown below (in $M):

Adjusted OIBD (Operating income)	Please refer to “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.
Raw Material (Operating income)	The impacts of these estimated costs are based on production costs per unit shipped externally or inter-segment, which are affected by yield, product mix changes, and purchase and transfer prices. In addition to market pulp and recycled fibre, they include purchases of external boards and parent rolls for the converting sector, and other raw material such as plastic and wood chips.
F/X CAN$ (Operating income)	The estimated impact of the exchange rate is based on the Corporation's Canadian export sales less purchases, denominated in US$, that are impacted by exchange rate fluctuations and by the translation of our non-Canadian subsidiaries OIBD into CAN$. It also includes the impact of exchange rate fluctuations on the Corporation's Canadian units in currency other than the CAN$ working capital items and cash positions, as well as our hedging transactions. It excludes indirect sensitivity (please refer to "Sensitivity Table" section for further details).
Other production costs (Operating income)	These costs include the impact of variable and fixed costs based on production costs per unit shipped externally, which are affected by downtimes, efficiency and product mix changes.
Recovery and Recycling activities (Sales and Operating income)	While this segment is integrated within the other segments of the Corporation, any variation in the results of Recovery and Recycling activities are presented separately and on a global basis in the charts.

The analysis of variances in segment operating income appear within each business segment review (please refer to the section "Business Segment Review" for more details).

BUSINESS SEGMENT REVIEW

PACKAGING PRODUCTS - CONTAINERBOARD

Our Industry

U.S. containerboard industry production and capacity utilization rate [1]	U.S. containerboard inventories at box plants and mills 2
Total U.S.containerboard production increased by 3% in 2017 due to favourable market conditions in part driven by e-commerce. The industry's capacity utilization rate rose to 97.8% in 2017 from 95.6% in 2016.	The average inventory level decreased by 4% in 2017 due to strong demand levels for corrugated boxes. The number of weeks of supply in inventory averaged 3.8 for the year.

U.S corrugated box industry shipments 2	Canadian corrugated box industry shipments 3
Total U.S. corrugated box shipments increased by 3% in 2017 due to the strong economic environment coupled with the growing importance of e-commerce.	Canadian corrugated box shipments increased for a fourth consecutive year. Favourable market conditions explain the 1% year-over-year increase in 2017.

Reference prices - containerboard [1]	Reference prices - recovered papers (brown grade) 1

After a price increase implemented in October 2016, producers of containerboard were able to implement a US$50 per short ton linerboard and corrugating medium price increase last April due to strong supply and demand fundamentals, partially driven by e-commerce. It was followed by a US$30 per short ton corrugating medium price increase later in the year. As a results, the 2017 reference prices for linerboard and corrugating medium increased by 11% and 14%, respectively, compared to 2016.	The average reference price of old corrugated containers no.11 ("OCC") increased by 48% in 2017. OCC index prices were particularly volatile during the year. In the first quarter of 2017, index prices surged due to strong domestic and foreign demand. This was followed by a sharp decrease in index prices in October following China's restriction on recovered paper import permits, which resulted in an increase in domestic supply.

1 Source: RISI

2 Source: Fibre Box Association

3 Source: Canadian Corrugated and Containerboard Association

Our Performance

The main variances in sales and operating income for the Containerboard Packaging segment in 2017, compared to 2016, are shown below :

1 For definitions of certain sales and operating income variations categories, please refer to the section "Financial results for the year ended December 31, 2017, compared to the year ended December 31, 2016" for more details.

The Corporation incurred certain specific items in 2017 and 2016 that adversely or positively affected its operating results. Please refer to section "Supplemental Information for Non-IFRS Measures" for reconciliations and details.

2016	2017	Change in %

Shipments2 ('000 s.t.)		23%
1,138	1,401

Average Selling Price
(CAN$/unit)
1,204	1,179	-2%

Sales ($M)		21%
1,370	1,652

Operating income ($M)
(as reported)
158	164	4%

(adjusted)1		8%
160	173

OIBD1 ($M)
214	238	11%
% of sales
16%	14%

(adjusted)1
216	247	14%
% of sales
16%	15%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments. Including 12.5 billion square feet in 2017 compared to 12.2 billion square feet in 2016.

3 Up to Q1 2017, the Corporation's interest in Greenpac was recorded under the equity method. All transactions were therefore accounted for as external.

4 Starting in Q2 2017, including sales to other partners in Greenpac.

Shipments increased by 263,000 s.t., or 23%, in 2017. This reflects the 258,000 s.t., or 59%, increase in year-to-date external shipments from containerboard mills, which is primarily attributable to the addition of Greenpac (please refer to the “Business Highlights” section for more details). The mill integration rate also remained stable at 53% in 2017 compared to last year. Including sales to associates, the 2017 integration rate4 was 66% compared to 67% in 2016. On the converting side, shipments increased by 5,000 s.t., compared to last year. Excluding the shipments arising from the transaction completed with US-based company Rand-Whitney in 2016 and the acquisition of three facilities in Ontario in 2017, converting activities shipments increased by 1% in MSF (thousand square feet).

The lower average selling price reflects a less favourable product mix compared to the same period last year. More specifically, the inclusion of Greenpac increased by 11% the proportion of sales of parent rolls which are sold at a lower price than our converted products. However, the average selling price denominated in Canadian dollars increased by $80 per s.t., or 12%, for our primary products, and by $75 per s.t. or 5%, in our converting sector.

Sales increased by $282 million, or 21%, year-over-year, with the 2017 and 2016 business acquisitions contributing $216 million to this increase. Excluding the impact of these transactions on sales mix, the higher average selling price denominated in Canadian dollars added $92 million to sales. The average 2% appreciation of the Canadian dollar and the lower volume on a same plant basis, negatively impacted sales by $15 million and $11 million, respectively.

Operating income increased by $6 million, or 4%, compared to last year. This increase is mainly explained by higher average selling prices on a same plant basis which added $92 million year-over-year. However, higher average raw material costs subtracted $69 million from operating income while other production costs subtracted a further $43 million. These increased costs are attributable to freight, energy, subcontracting and repair & maintenance. The segment also incurred a one-time litigation settlement charge with a client. Moreover, higher labour, training and warehousing costs related to ERP and business process optimization had a negative impact on operating income. Business acquisitions increased depreciation and amortization expense and contributed positively to operating income. Also, the average 2% appreciation of the Canadian dollar and the lower volume on a same plant basis both reduced operating income by $3 million respectively.

The segment incurred some specific items1 in 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 reached $173 million in 2017, compared to $160 million in 2016.

Finally, the Corporation's results for 2017 include its share of results of its associate Greenpac3 Mill (59.7%) prior to the consolidation announced on April 5, 2017. In the first quarter of 2017, contribution stood at $7 million. In 2016, Greenpac contributed $15 million, including our $7 million share of fees related to the debt refinancing completed in the second quarter of 2016.

PACKAGING PRODUCTS - BOXBOARD EUROPE

Our Industry

European industry order inflow of coated boxboard 1

In Europe, order inflows of white-lined chipboard increased by 8% in 2017 compared to 2016, reflecting a strong demand throughout the year. As a result, the industry experienced its best year of the last ten years with orders of approximately 3.2 million tonnes. The folding boxboard industry also experienced a strong year as order inflows reached more than 2.2 million tonnes, representing an increase of 11% in 2017 over 2016.

Coated recycled boxboard industry's order inflow from Europe (White-lined chipboard (WLC) - 5-week weekly moving average)	Coated virgin boxboard industry's order inflow from Europe (Folding boxboard (FBB) - 5-week weekly moving average)

Reference prices - boxboard in Europe 2	Reference prices - recovered papers in Europe 2
White-lined chipboard prices increased for the first time in three years in Western European countries. Strong demand for recycled boxboard resulted in a 2% increase in the 2017 average reference price compared to 2016. Folding boxboard prices remained stable throughout the year, suggesting that new market capacity was counterbalanced by the 11% growth in order inflow levels. However, the average reference price for folding boxboard was 1% lower in 2017 than in 2016.	Recovered paper prices continued to be under pressure in 2017 due to strong demand. As a result, our recovered paper reference index in Europe was 12% higher in 2017 than in 2016, reflecting important increases in brown and white grades.

1 Source: CEPI Cartonboard

2 Source: RISI

3 The Cascades recycled white-lined chipboard selling prices index represents an approximation of Cascades’ recycled grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for white-lined chipboard.

4 The Cascades virgin coated duplex boxboard selling prices index represents an approximation of Cascades’ virgin grade selling prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for coated duplex boxboard.

5 The recovered paper index represents an approximation of Cascades’ recovered paper purchase prices in Europe. It is weighted by country. For each country, we use an average of PPI Europe prices for recovered papers. This index should only be used as a trend indicator and may differ from our actual purchasing costs and our purchase mix.

Our Performance

The main variances in sales and operating income for the Boxboard Europe segment in 2017, compared to 2016, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the section "Financial results for the year ended December 31, 2017, compared to the year ended December 31, 2016" for more details.

The Corporation incurred certain specific items in 2017 and 2016 that adversely or positively affected its operating results. Please refer to section "Supplemental Information for Non-IFRS Measures" for reconciliations and details.

2016	2017	Change in %

Shipments2 ('000 s.t.)		5%
1,066	1,120

Average Selling Price3
(CAN$/unit)
746	748	—
(Euro€/unit)
509	511	—

Sales ($M)		5%
796	838

Operating income ($M)
(as reported)
19	34	79%

(adjusted)1		67%
21	35

OIBD1 ($M)
51	67	31%
% of sales
6%	8%

(adjusted)1
53	68	28%
% of sales
7%	8%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments.

3 Average selling price is a weighted average of virgin and recycled boxboard shipments.

Recycled boxboard shipments increased by 55,000 s.t., or 6%, to 959,000 s.t. in 2017, from 904,000 in 2016, while shipments of virgin boxboard remained stable year-over-year at 161,000 s.t. The increase in shipments is mainly attributable to the stronger economic environment in Europe.

The 2017 average selling price increased slightly in both euros and Canadian dollars compared to 2016. This reflects the slight average year-over-year appreciation of the Canadian dollar compared to the euro, in addition to some increases in selling prices that were implemented for our products. When compared to 2016, the average 2017 selling price in recycled boxboard activities increased by €8, or 2%, while the average 2017 selling price in virgin boxboard activities decreased by €13, or 2%.

The increase in sales reflects the higher volumes coming from the recycled boxboard activities, in addition to the slightly higher average selling price during the year.

Operating income increased by $15 million, or 79%, in 2017, largely due to lower energy costs. The higher volumes, lower repair and maintenance costs due to shorter seasonal downtime, also positively contributed to operating income. These benefits were partially offset by higher raw material prices.

The segment incurred some specific items1 in 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $35 million in 2017, compared to $21 million in 2016.

PACKAGING PRODUCTS - SPECIALTY PRODUCTS

Our Industry

Reference prices - uncoated recycled boxboard 1	Reference prices - fibre costs in North America 1
The reference price for uncoated recycled boxboard increased by 7% in 2017 compared to 2016 due to better market conditions, which resulted in a series of price increases at the beginning of 2017.	The white grade recycled paper No. 37 (sorted office papers), the brown grade recycled paper No. 11 (old corrugated containers) and the recycled paper No. 56 (sorted residential papers) annual index prices increased by 13%, 48% and 14%, respectively, in 2017 compared to 2016. Old corrugated containers index prices were particularly volatile last year. In the first quarter of 2017, index prices surged to US$175 per short ton due to strong domestic and foreign demand. It was followed by a sharp drop in October to US$100 per short ton as China banned recovered paper import permits.

U.S. recycled fibres exports to China 1

The relationship between recovered paper supply and demand, particularly from Asia, plays an important role in pricing dynamics. U.S. exports of recycled fibres to China decreased by 7% in 2017 due to the ban on recovered paper import permits by the Chinese government in the last quarter of 2017. As a result, old corrugated container, old newspaper, mixed paper and other exports decreased by 23%, 4%, 15% and 65% respectively, compared to 2016. The percentage of total U.S exports to China fell to 59% in 2017, from 67% in 2016.

Total U.S. exports of recycled papers to China - all grades	Major grades exported by the U.S.

Chinese imports of recycled fibre 1

Total Chinese imports fell by 10% in 2017 compared to 2016 as explained above. On a more detailed basis, old corrugated container and mixed paper imports were the most impacted, registering decreases of 10% and 14%, respectively, while old newspaper imports decreased by 6% and imports of other grades fell by 4%.

Total Chinese imports of recycled papers - all grades	Major grades imported by China

1 Source: RISI

Our Performance

The main variances in sales and operating income for the Specialty Products segment in 2017, compared to 2016, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the section "Financial results for the year ended December 31, 2017, compared to the year ended December 31, 2016" for more details.

The Corporation incurred certain specific items in 2017 and 2016 that adversely or positively affected its operating results. Please refer to section "Supplemental Information for Non-IFRS Measures" for reconciliations and details.

2016	2017	Change in %

Sales ($M)		13%
620	703

Operating income ($M)
(as reported)
51	46	-10%

(adjusted)1		2%
45	46

OIBD1 ($M)
(as reported)
71	67	-6%
% of sales
11%	10%

(adjusted)1
65	67	3%
% of sales
10%	10%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Recovery and Recycling activities: Given the level of integration of this segment within the other segments of the Corporation, variances in results are presented excluding the impact of this segment. The variations of this segment are presented separately on a global basis.

Shipments in the Specialty Products segment increased in most sub-sectors, including Recovery and Recycling.2 More specifically, shipments in the Industrial Packaging sector increased by 17% in 2017. This strong performance reflects improving market dynamics and the strengthening of our European paper mill packaging facility.

In addition to higher volumes, higher selling prices in our Recovery and Recycling activities2 contributed $89 million to the increase in sales. Higher selling prices, mostly in our Industrial and Consumer Products packaging sectors, also added $18 million to sales. These positive factors were partly offset by the $19 million reduction in sales following the closure of our pulp plant in Auburn, Maine, at the end of the second quarter in 2016.

Operating income decreased by $5 million in 2017. Higher realized spreads (between average selling prices and raw material costs) resulted in a $6 million positive impact in our Recovery and Recycling activities2 and $8 million for the other businesses of the specialty products segment. These were offset by lower volume in our Consumer Product segment, and higher operating costs, labour, freight, and selling and administrative costs that were mainly related to lower productivity in our packaging activities.

The segment incurred some specific items1 in 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $46 million in 2017, compared to $45 million in 2016.

TISSUE PAPERS

Our Industry

U.S. tissue paper industry production (parent rolls) and capacity utilization rate 1	U.S. tissue paper industry converted product shipments 1
Total parent roll production increased by 2% for a third consecutive year in 2017. The average capacity utilization rate remained stable at 93% in 2017 compared to 2016. New capacity additions in the market are the main factor for these metrics.	In 2017, shipments for the retail and the away-from-home markets increased by 1% and 3%, respectively, compared to 2016.

U.S. producer price index - annual changes in converted tissue prices 2	Reference prices - parent rolls 1
In the U.S., prices for retail toilet tissue followed a downward trend in 2017. Prices for retail paper towels remained relatively stable throughout the year. Prices for industrial paper towels were very volatile in 2017, suggesting aggressive marketing and pricing strategies.	In 2017, the reference price for both recycled and virgin parent rolls increased by 3% compared to 2016, partially due to rising input costs.

Reference prices - recovered papers (white grade) 1	Reference prices - market pulp 1
The reference price of Sorted office papers no.37 (“SOP”) remained relatively stable in 2017, fluctuating between US$160 and US$175. The average price stood at US$169 in 2017, a 13% increase compared to 2016.	In 2017, the reference price for NBSK and NBHK both rose by 13% compared to 2016 due to a solid demand globally.

1 Source: RISI
2 Source: U.S. Bureau of Labor Statistics

Our Performance

The main variances in sales and operating income for the Tissue Papers segment in 2017, compared to 2016, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the section "Financial results for the year ended December 31, 2017, compared to the year ended December 31, 2016" for more details.

The Corporation incurred certain specific items in 2017 and 2016 that adversely or positively affected its operating results. Please refer to section "Supplemental Information for Non-IFRS Measures" for reconciliations and details.

2016	2017	Change in %

Shipments2 ('000 s.t.)		-2%
608	593

Average Selling Price
(CAN$/unit)
2,146	2,138	—

Sales ($M)		-3%
1,305	1,268

Operating income ($M)
(as reported)
75	28	-63%

(adjusted)1		-63%
86	32

OIBD1 ($M)
139	90	-35%
% of sales
11%	7%

(adjusted)1
150	94	-37%
% of sales
11%	7%

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 Shipments do not take into account the elimination of business sector inter-company shipments.

External manufacturing shipments decreased by 14,000 s.t., or 8%, year-over-year in 2017. This was due to difficult overall market conditions, most notably in hand towels, and upgrades completed at the St-Helens, Oregon, manufacturing facility to align production parameters with market demand and the requirements of the new converting plant in Scappoose, Oregon. The integration rate remained stable year-over-year at 68%.

The slight decrease in the average Canadian dollar selling price was largely due to the 2% average appreciation of the Canadian dollar compared to the U.S. dollar. This was partially offset by a more favourable sales mix as a higher proportion of converted products were sold in 2017 compared to 2016.

Sales for 2017 decreased by 3% compared to the prior year. This reflects a $20 million negative impact related to lower volumes and a $19 million unfavourable foreign exchange impact. On the other hand the favourable mix of product sold generated an additional $6 million of sales compared to last year.

The decrease in operating income is mainly attributable to lower overall volumes, a significant increase in recycled and virgin fibre costs, and an increase in virgin pulp usage. Benefits realized from improved operational efficiencies in 2017 were offset by higher transportation costs, increased marketing expenses related to brand repositioning in both Consumer Products and AFH, and higher outsourcing costs due to variations in our customer mix.

The start-up costs for the new Oregon converting plant negatively impacted 2017 profitability levels compared to last year. While start-up of the facility was successful and is now behind us, new market penetration has been more challenging than anticipated due to current market conditions in this area and the timing of customer bid processes. These start-up costs combined with the lower production at the St-Helens mill as discussed above, impacted operating income by $7 million (including $1 million in depreciation) during 2017.

The segment incurred some specific items1 in 2017 and 2016 that adversely or positively affected its operating income. Adjusted operating income1 was $32 million in 2017, compared to $86 million in 2016.

CORPORATE ACTIVITIES

Operating income in 2017 includes an unrealized gain of $9 million on financial instruments. This compares to an unrealized gain of $19 million in 2016 following the fluctuation of the Canadian dollar in both years. Corporate activities realized a foreign exchange gain of $6 million in 2017 compared to a loss of $6 million in 2016.

In 2017, a gain of $1 million on sale of assets is also included in operating income during the second quarter. We also recorded a reversal of impairment of $2 million following the collection of a note receivable that was written off in prior years and $1 million of restructuring costs following the closure of a sales division.

Activities related to our ERP system and business process optimization increased our costs by $10 million in 2017 compared to 2016. These higher costs reflect the accelerated implementation of our ERP platform since the second half of 2016, and additional costs associated with the optimization of internal processes such as planning, logistics and procurement. The implementation phase of these initiatives is complete, and costs are expected to be lower in 2018 as efforts are focused on stabilization and optimization.

STOCK-BASED COMPENSATION EXPENSE

Share-based compensation expense recognized in the Corporate Activities results amounted to $5 million in 2017 compared to $4 million in 2016. For more details on stock-based compensation, please refer to Note 19 of the 2017 audited consolidated financial statements.

OTHER ITEMS ANALYSIS

DEPRECIATION AND AMORTIZATION

Depreciation and amortization expense increased by $23 million to $215 million in 2017, compared to $192 million in 2016. The increase is mainly attributable to the Greenpac acquisition and to our ERP system which is now implemented in most of our plants.

FINANCING EXPENSE AND INTEREST ON EMPLOYEE FUTURE BENEFITS

The financing expense and interest on employee future benefits amounted to $111 million in 2017, compared to $93 million in 2016. The Corporation recorded $11 million of premiums and wrote off $3 million of capitalized financing fees following the purchase of US$200 million of unsecured senior notes. The addition of Greenpac also increased interest expense during the year while a dividend revenue of $2 million from our participation in Boralex was recorded in 2017, as the investment was reclassified as an available-for-sale financial asset at the end of the first quarter of 2017 up to its subsequent disposal in the third quarter.

RECOVERY OF INCOME TAXES

In 2017, the Corporation recorded an income tax recovery of $81 million. This compares to an income tax provision of $45 million in the same period of 2016.

(in millions of Canadian dollars)	2017	2016
Provision for income taxes based on the combined basic Canadian and provincial income tax rate	117	48
Adjustment for income taxes arising from the following:
Difference in statutory income tax rate of foreign operations	10	2
Prior years reassessment	3	1
Reversal of deferred income tax liabilities related to our previously held investment in Greenpac	(70)	—
Permanent difference on revaluation of previously held equity interest - Greenpac associate	(57)	—
Non-taxable portion of capital gain on revaluation of previously held equity interest - Boralex associate	(24)	—
Change in future income taxes resulting from enacted tax rate change	(57)	2
Unrealized capital gain on long-term debt	(3)	—
Permanent differences	(6)	(5)
Change in deferred income tax assets relating to capital tax loss	6	(3)
	(198)	(3)
Provision for (recovery of) income taxes	(81)	45

In conjunction with the acquisition of Greenpac, the Corporation recorded an income tax recovery of $70 million representing deferred income taxes on its investment prior to the acquisition on April 4, 2017. Also, there was no income tax provision recorded on the gain of $156 million generated by the business combination of Greenpac, since it is included in the fair value of assets and liabilities acquired as described in Note 5 of the 2017 audited consolidated financial statements.

Following the US tax reform adopted in December 2017, the Corporation revalued the net deferred tax liability of its US entities and recorded a gain of $57 million.

The income tax provision on the Boralex revaluation gain was calculated at the rate of capital gains. Also, consequently with the sale of its participation in Boralex in July 2017, the Corporation has reassessed the probability of recovering unrealized capital losses on long-term debt due to foreign exchange fluctuations. As a result, $6 million of tax assets was unrecognized in the consolidated statement of earnings.

The tax provision or recovery on foreign exchange gains or losses on long-term debt and related financial instruments, in addition to some share of results of Canadian associates and joint ventures are calculated at the rate of capital gains.

The Corporation's share of results for our United States-based joint ventures and associates, which are mostly composed of the Greenpac Mill up to the first quarter of 2017, is taxed based on the statutory tax rate. Moreover, as Greenpac is a limited liability company (LLC), partners agreed to account for it as a disregarded entity for tax purposes. As such, income taxes at the United States statutory tax rate are fully integrated into each partners' consolidated income tax provision based on its respective share in the LLC, and no income tax provision is included in Greenpac's net earnings.

The effective tax rate and income taxes are affected by the results of certain subsidiaries and joint ventures located in countries, notably the United States, France and Italy, where the income tax rate is higher than in Canada. The normal effective tax rate is expected to be in the range of 26% to 30%. The weighted-average applicable tax rate was 28.6% in 2017.

SHARE OF RESULTS OF ASSOCIATES AND JOINT VENTURES

Until March 10, 2017, the share of results of associates and joint ventures included our 17.37% interest in Boralex Inc. (“Boralex”), a Canadian public corporation. Boralex is a producer of electricity whose core business is the development and operation of power stations that generate renewable energy, with operations in the Northeastern United States, Canada and France.

On January 18, 2017, Boralex issued common shares to partly finance the acquisition of the interest of Enercon Canada Inc. in the Niagara Region Wind Farm. As a result, the Corporation's participation in Boralex decreased to 17.37%. This resulted in a dilution gain of $15 million, which is included in line item “Share of results of associates and joint ventures” in the consolidated statement of earnings.

On March 10, 2017, Boralex announced the appointment of a new Chairman of the Board. This change in the Board composition combined with the decrease of our participation discussed above triggered the loss of significant influence of the Corporation over Boralex. Therefore, our investment in Boralex was no longer classified as an associate and considered an available-for-sale financial asset, which is classified in “Other assets.” Consequently, our investment in Boralex was re-evaluated at fair value on March 10, 2017, and we recorded a gain of $155 million. At the same time, accumulated other comprehensive loss components of Boralex totaling $10 million and included in our consolidated balance sheet were released to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

On July 27, 2017, Cascades announced the sale of all of its shares in Boralex to the Caisse de Dépôt et Placement du Québec for an amount of $288 million. The increase in fair value of $18 million from March 10 to July 27, 2017, recorded in accumulated other comprehensive income materialized and the Corporation recorded a gain of $18 million in the third quarter in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings.

On April 5, 2017, the Corporation announced the acquisition of Greenpac's for accounting purposes. The transaction resulted in a gain of $156 million on the revaluation of previously held interests. As a result of the acquisition, accumulated other comprehensive loss components of Greenpac totaling $4 million and included in our consolidated balance sheet prior to the acquisition were reclassified to net earnings. These two items are presented in line item “Fair value revaluation gain on investments” in the consolidated statement of earnings (please refer to Note 5 of the 2017 audited consolidated financial statements for more details).

Prior to the announcement, the Corporation recorded its 62.5% share of the Greenpac Mill results as an associate. As such, in the first quarter of 2017, contribution stood at $7 million. For the year 2016, Greenpac had a contribution of $15 million, including our $7 million share of costs related to the debt refinancing completed in the second quarter of 2016. No provision for income taxes was included in our Greenpac share of results, as it is a disregarded entity for tax purposes (see the “Provision for income taxes” section above for more details).

For more information on specific items, please refer to the “Supplemental Information on Non-IFRS Measures” section.

LIQUIDITY AND CAPITAL RESOURCES

CASH FLOWS FROM OPERATING ACTIVITIES

Cash flows from operating activities generated $173 million of liquidity in 2017, compared to $372 million generated in 2016. Changes in non-cash working capital components used $87 million of liquidity in 2017, versus $56 million generated in 2016. In 2017, higher inventory levels in our Containerboard and Tissue segments in addition to higher accounts receivable due to higher sales following business combinations in Containerboard and to lower trade and other payables are the main factors leading to the use of liquidity. As at December 31, 2017, working capital as a percentage of LTM sales stood at 10.1%, compared to 10.6% as at December 31, 2016.

Cash flow from operating activities, excluding changes in non-cash working capital components, stood at $260 million in 2017, compared to $316 million in 2016. In 2017, we paid $11 million in premiums related to the repurchase of unsecured senior notes. This cash flow measurement is relevant to the Corporation's ability to pursue its capital expenditure program and reduce its indebtedness.

INVESTING ACTIVITIES

Investment activities generated $70 million in 2017, compared to $185 million used in 2016. Payments for property, plant and equipment totaled $193 million in 2017, compared to $182 million in 2016. Proceeds from disposals of property, plant and equipment stood at $15 million compared to $5 million in 2016. Investments in associates & joint ventures and change in intangible and other assets generated $239 million including the proceeds from the disposal of our investment in Boralex for $288 million, compared to $8 million generated last year. Business combinations added $9 million through cash acquired, net of consideration paid. Refer to the “Supplemental Information on Non-IFRS Measures” section for more details.

PAYMENTS FOR PROPERTY, PLANT AND EQUIPMENT

Payments for property, plant and equipment in 2017 were $193 million, compared to $182 million in 2016. However, new capital expenditure projects amounted to $207 million , compared to $206 million in 2016. The variance in the amounts is related to purchases of property, plant and equipment included in “Trade and Other Payables” and to capital-lease acquisitions.

New capital expenditure projects by segment in 2017 were as follows (in $M):

The major capital projects that were initiated, are in progress or were completed in 2017 are as follows:

CONTAINERBOARD PACKAGING

•	Investment for the construction of a new containerboard packaging plant in Piscataway, New Jersey, United States (please refer to the “Significant Facts and Developments” section for more details).

BOXBOARD EUROPE

•	Installation of new shoe press equipment at the Blendecques, France, recycled boxboard mill.

SPECIALTY PRODUCTS

•	Plant extension and a new extruder at the rigid plastic packaging facility located in Drummondville, Québec.

TISSUE

•	Investments associated with the new tissue converting plant in Scappoose, Oregon. Please refer to the “Business Highlights” section for more details.

INVESTMENTS IN ASSOCIATES & JOINT VENTURES AND CHANGE IN INTANGIBLE AND OTHER ASSETS

The main items were as follows:

In 2017, we sold our investment in Boralex for an amount of $288 million (please refer to the “Significant Facts and Developments” section for more details).

At the end of the first quarter of 2017, the Corporation announced the acquisition of a minority stake in Containerboard Partners, which owns 12.1% of Greenpac, for a consideration of US$12 million ($16 million). This transaction increased the Corporation's total participation in Greenpac by 2.8% to 62.5%.

Also in 2017, the Corporation invested in its ERP information technology system and additional software needed to support our business process optimization for $23 million.

Effective January 1, 2018, the Corporation, through its 57.8% equity ownership in Reno de Medici S.p.A., acquired 66.67% of PAC Service S.p.A., a boxboard converter for the packaging, publishing, cosmetics and food industries. The Corporation already had a 33.33% equity participation. The consideration for the acquisition of the remaining 66.67% shares consisted of cash totaling €10 million ($15 million) and was deposited on December 19, 2017 and recorded in other assets at year-end.

In 2016, we received amounts from Greenpac that were related to a bridge loan from the Corporation, and management fees that were due. In addition, we collected an amount that was no longer required to be held in trust, and also received payments for property, plant and equipment sold in prior years. The amounts received were partly offset by the investments made in our ERP information technology system, for software needed to support our business process re-engineering efforts, and by minor investments made in our associates companies.

FINANCING ACTIVITIES

Financing activities, including $15 million of dividend payments to Shareholders, debt repayment and the change in our revolving facility, used $218 million in liquidity in 2017, compared to $182 million used in 2016. We issued 461 442 common shares at an average price of $6.41 as a result of the exercise of stock options in 2017, representing an aggregate amount of $4 million received. In 2017, the Corporation also paid $12 million for the settlement of its 2017 derivative financial instruments on long-term debt. Dividends paid to non-controlling interests amounted to $5 million in 2017 compared to $1 million in 2016. These payments are the results of dividends paid to the non-controlling shareholders of Greenpac and Reno de Medici.

On December 4, 2017, the Corporation announced the acquisition of an additional 30% interest in Containerboard Partners (Ontario) Inc., for a consideration of US$15 million ($19 million). This transaction increased the Corporation's total participation in Greenpac by 3.6% to 66.1%. Containerboard Partners is now fully consolidated in our financial statements.

On December 12, 2017, the Corporation repurchased US$150 million of its 5.50% unsecured senior notes due in 2022 for an amount of $193 million and US$50 million of its 5.75% unsecured senior notes due in 2023 for an amount of $64 million.

CONSOLIDATED FINANCIAL POSITION

AS AT DECEMBER 31, 2017, 2016 AND 2015

The Corporation's financial position and ratios are as follows:

(in millions of Canadian dollars, unless otherwise noted)	December 31, 2017	December 31, 2016	December 31, 2015
Cash and cash equivalents	89	62	60
Working capital1	442	309	389
As a % of sales2	10.1%	10.6%	10.9%

Bank loans and advances	35	28	37
Current portion of long-term debt	59	36	34
Long-term debt	1,517	1,530	1,710
Total debt	1,611	1,594	1,781
Net debt (total debt less cash and cash equivalents)	1,522	1,532	1,721

Equity attributable to Shareholders	1,455	984	867
Non-controlling interests	146	90	96
Total equity	1,601	1,074	963
Total equity and net debt	3,123	2,606	2,684
Ratio of net debt/(total equity and net debt)	48.7%	58.8%	64.1%
Shareholders' equity per common share (in dollars)	$15.32	$10.41	$9.09

1 Working capital includes accounts receivable (excluding the short-term portion of other assets) plus inventories less trade and other payables.

2 % of sales = Average LTM working capital/LTM sales. It includes or excludes significant business acquisitions and disposals, respectively, of the last twelve months. Not adjusted for discontinued operations.

NET DEBT1 RECONCILIATION

The variances in the net debt (total debt less cash and cash equivalents) in 2017 are shown below (in millions of dollars), with the applicable financial ratios included.

403	Adjusted OIBD1,2 (last twelve months)	393
3.8	Net debt/Adjusted OIBD1,2	3.6

Liquidity available via the Corporation's credit facilities, along with the expected cash flow generated by its operating activities, will provide sufficient funds to meet our financial obligations and to fulfill our capital expenditure program for at least the next twelve months. Net capital expenditures are expected to be in a range of $250-$300 million in 2018. This amount is subject to change, depending on the Corporation’s operating results and on general economic conditions. As at December 31, 2017, the Corporation had $541 million (net of letters of credit in the amount of $14 million) available through its $750 million credit facility (excluding our subsidiaries Greenpac and Reno de Medici's credit facilities). Cash and cash equivalent as at December 31, 2017, is composed as follow: $2 million in the Parent Company, $67 million in Greenpac and Reno de Medici and $20 million in other subsidiaries.

1 Please refer to the “Supplemental Information on Non-IFRS Measures” section for reconciliation of these figures.

2 2017 Adjusted OIBD including the first quarter of 2017 of Greenpac and other business combinations of 2017 on a pro forma basis.

EMPLOYEE FUTURE BENEFITS

The Corporation’s employee future benefits assets and liabilities amounted to $472 million and $609 million respectively as at December 31, 2017, including an amount of $101 million for post-retirement benefits other than pension plans. The pension plans include an amount of $65 million, which does not require any funding by the Corporation until it is paid to the employees. This amount is not expected to increase, as the Corporation has reviewed its benefits program to phase out some of them for future retirees.

With regard to pension plans, the Corporation’s risk is limited, since all defined benefit pension plans are closed to new employees and less than 10% of its active employees are subject to those pension plans, while the remaining employees are part of the Corporation’s defined- contribution plans, such as group RRSPs or 401(k). Based on their balances as at December 31, 2017, 87% of the Corporation pension plans have been evaluated on December 31, 2016 (18% in 2015). Where applicable, we used the measurement relief allowed by law in order to reduce the impact of its increased current contributions.

Considering the assumptions used and the asset ceiling limit, the deficit status for accounting purposes of its pension plans amounted to $36 million as at December 31, 2017, compared to $22 million in 2016. The 2017 pension plan expense was $7 million and the cash outflow was $8 million. Due to the investment returns in 2017 and the change in the assumptions, the expected expense for these pension plans is $8 million in 2018. As for the cash flow requirements, these pension plans are expected to require a net contribution of approximately $9 million in 2018. Finally, on a consolidated basis, the solvency ratio of the Corporation’s pension plans has remained stable at around 100%.

COMMENTS ON THE FOURTH QUARTER OF 2017

Sales of $1,082 million increased by $103 million or 11% compared to the same period last year. This was driven by the consolidation of results from the Greenpac Mill beginning in the second quarter, improvements realized in pricing and sales mix in all of the Corporation's business segments with the exception of tissue, and improved volumes in the European boxboard and tissue segments. These benefits were partially offset by a less favourable sales and pricing mix in the tissue segment, and less advantageous foreign exchange rates.

Fourth quarter operating income stood at $45 million, a notable improvement from the $33 million generated last year. This increase is largely attributable to the consolidation of Greenpac and a more favourable pricing and sales mix in the containerboard segment. Partially offsetting these benefits were higher raw material costs in all business segments, and higher amortization and depreciation expense as a result of business combinations. On an adjusted basis, fourth quarter operating income stood at $46 million, versus $32 million in the prior year.

On an adjusted basis, fourth quarter 2017 operating income stood at $46 million compared to $32 million in the same period of 2016.

The main specific items, before income taxes, that impacted our fourth quarter 2017 operating income and/or net earnings were:

•	$2 million reversal of impairment (operating income and net earnings).
•	$1 million restructuring costs associated with the closure of a sales unit (operating income and net earnings).
•	$2 million unrealized loss on financial instruments (operating income and net earnings).
•	$4 million foreign exchange loss on long-term debt and financial instruments (net earnings).
•	$14 million loss related to the early repurchase of long-term debt (net earnings).
•	$57 million income tax gain resulting mainly from the U.S. tax reform announced at the end of 2017 (net earnings).

Adjusted net earnings amounted to $13 million, or $0.14 per share, in the fourth quarter of 2017, compared to net earnings of $15 million, or $0.16 per share, for the same period of 2016. As reported, net earnings stood at $57 million, or $0.60 per share in the fourth quarter of 2017, compared to net earnings of $4 million, or $0.04 per share, for the same period of 2016.

The reconciliation of operating income (loss) to OIBD, to adjusted operating income (loss) and to adjusted OIBD by business segment is as follows:

	For the 3-month period ended December 31, 2017
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income	51	11	9	(6)	(20)	45
Depreciation and amortization	22	8	5	18	6	59
Operating income (loss) before depreciation and amortization	73	19	14	12	(14)	104
Specific items:
Impairment reversal	—	—	—	—	(2)	(2)
Restructuring costs	—	—	—	—	1	1
Unrealized loss on financial instruments	1	—	—	—	1	2
	1	—	—	—	—	1
Adjusted operating income (loss) before depreciation and amortization	74	19	14	12	(14)	105
Adjusted operating income (loss)	52	11	9	(6)	(20)	46

	For the 3-month period ended December 31, 2016
(in millions of Canadian dollars)	Containerboard	Boxboard Europe	Specialty Products	Tissue Papers	Corporate Activities	Consolidated
Operating income	28	3	14	12	(24)	33
Depreciation and amortization	14	8	5	18	5	50
Operating income (loss) before depreciation and amortization	42	11	19	30	(19)	83
Specific items:
Impairment reversal	—	—	(2)	—	—	(2)
Unrealized loss on financial instruments	1	—	—	—	—	1
	1	—	(2)	—	—	(1)
Adjusted operating income (loss) before depreciation and amortization	43	11	17	30	(19)	82
Adjusted operating income (loss)	29	3	12	12	(24)	32

The main variances in sales and operating income in the fourth quarter of 2017, compared to the same period of 2016, are shown below:

1 For definitions of certain sales and operating income variations categories, please refer to the section "Financial results for the year ended December 31, 2017, compared to the year ended December 31, 2016" for more details.

NEAR-TERM OUTLOOK

We expect several external factors to support results in the near term. The first of these is the combined beneficial impact on our operational performance of the current lower average price for OCC, which accounts for a large portion of the raw materials we use across our operations, and the price increases in linerboard, medium and corrugated products announced for March 5, 2018 in our containerboard segment. The second is the recent corporate tax reform in the US, which will reduce our US corporate tax rate to approximately 25% for 2018, from 38% previously. In addition, underlying industry fundamentals remain positive for both the containerboard business in North America and boxboard operations in Europe. Our tissue division, however, continues to face difficult market conditions, new industry capacity additions, and a slower than anticipated ramp-up of the new Oregon converting facility. On this last point, we are pleased to report that our increased sales and marketing efforts on the West Coast are making inroads in this new end market, and we are confident that this facility will evolve into a solid contributor to our tissue division performance.

As we move forward, we will continue to focus on optimizing our new business platform, and harvesting the gains in productivity, efficiency and cost savings generated through our more customer-centric and efficient processes. On a broader scale, we will continue to advance our strategic plan to position Cascades for the long-term. To this end, in the coming year we intend to invest $250 to $300 million, which will include strategic projects focused on increasing integration, improving operational performance through investments in modern equipment, and optimizing our geographic footprint. Furthermore, we are planning additional investments in tissue over the next several years that will modernize the retail and away-from-home business platforms, and equip this segment with an asset base that is competitively positioned for long-term growth. Each and every investment decision will be made with the goal of delivering quality, innovative and competitive products to our customers within a framework focused on optimal capital allocation, long-term market leadership and return while remaining fully committed to our objective of reducing leverage.

CAPITAL STOCK INFORMATION

SHARE TRADING

Cascades' stock is traded on the Toronto Stock Exchange under the ticker symbol “CAS”. From January 1, 2017 to December 31, 2017, Cascades' share price fluctuated between $11.43 and $18.20. During the same period, 60.5 million Cascades shares were traded on the Toronto Stock Exchange. On December 31, 2017, Cascades shares closed at $13.62. This compares to a closing price of $12.10 on the same day last year.

COMMON SHARES OUTSTANDING

As at December 31, 2017, the Corporation's issued and outstanding capital stock consisted of 94,987,958 common shares (94,526,516 as at December 31, 2016), and 4,990,120 issued and outstanding stock options (5,216,063 as at December 31, 2016). For the full year of 2017, there were no common shares repurchased by the Corporation, 461 442 stock options were exercised and 5,381 stocks options were forfeited. As at February 28, 2018, issued and outstanding capital stock consisted of 95,050,828 common shares and 4,912,991 stock options.

NORMAL COURSE ISSUER BID PROGRAM

The current normal course issuer bid enables the Corporation to purchase for cancellation up to 946,066 common shares between March 17, 2017 and March 16, 2018. During the period from March 17, 2017 to February 28, 2018, there were no common shares repurchased by the Corporation.

DIVIDEND POLICY

On February 28, 2018, Cascades' Board of Directors declared a quarterly dividend of $0.04 per common share to be paid on March 28, 2018, to shareholders of record at the close of business on March 14, 2018. This $0.04 per common share dividend is in line with the previous quarter and the same quarter last year. On February 28, 2018, dividend yield was 1.0%.

	2015	2016				2017
TSX Ticker: CAS	Q4	Q1	Q2	Q3	Q4	Q1	Q2	Q3	Q4
Common shares outstanding (in millions) 1	95.3	95.4	94.5	94.4	94.5	94.7	94.7	94.7	95.0
Closing price 1	$12.71	$8.57	$9.15	$12.83	$12.10	$13.71	$17.69	$14.96	$13.62
Average daily volume 2	218,204	291,483	166,510	118,987	118,554	182,011	362,191	214,545	208,984
Dividend yield 1	1.3%	1.9%	1.7%	1.2%	1.3%	1.2%	0.9%	1.1%	1.2%

1 On the last day of the quarter.

2 Average daily volume on the Toronto Stock Exchange.

CASCADES' SHARE PRICE FOR THE PERIOD JANUARY 1, 2016 TO DECEMBER 31, 2017

CONTRACTUAL OBLIGATIONS AND OTHER COMMITMENTS

The Corporation’s principal contractual obligations and commercial commitments relate to outstanding debt, operating-leases and obligations for its pension and post-employment benefit plans. The following table summarizes these obligations as at December 31, 2017:

CONTRACTUAL OBLIGATIONS

Payment due by period (in millions of Canadian dollars)	TOTAL	LESS THAN A YEAR	BETWEEN 1-2 YEARS	BETWEEN 2-5 YEARS	OVER 5 YEARS
Long-term debt and capital-leases, including capital and interest	1,908	123	116	1,372	297
Operating leases	70	28	14	23	5
Pension plans and other post-employment benefits1	1,042	34	37	113	858
Total contractual obligations	3,020	185	167	1,508	1,160
1	These amounts represent all the benefits payable to current members during the following years and thereafter without limitations. The majority of benefit payments are payable from trustee-administered funds. The difference will come from future investment returns expected on plan assets and future contributions that will be made by the Corporation for services rendered after December 31, 2017.

FACTORING OF ACCOUNTS RECEIVABLE

The Corporation sells its accounts receivable from one of its European subsidiaries through a factoring contract with a financial institution. The Corporation uses factoring of receivables as a source of financing by reducing its working capital requirements. When the receivables are sold, the Corporation removes them from the balance sheet, recognizes the amount received as the consideration for the transfer and records a loss on factoring which is included in Financing expense. As at December 31, 2017, the off-balance sheet impact of the factoring of receivables amounted to $39 million (€26 million). The Corporation expects to continue to sell receivables on an ongoing basis. Should it decide to discontinue this contract, its working capital and bank debt requirements would increase.

TRANSACTIONS WITH RELATED PARTIES

The Corporation has also entered into various agreements with its joint-venture partners, significantly influenced companies and entities that are affiliated with one or more of its directors, for the supply of raw material, including recycled paper, virgin pulp and energy, as well as the supply of unconverted and converted products, and other agreements entered into in the normal course of business. Aggregate sales by the Corporation to its joint-venture partners and other affiliates totaled $268 million and $244 million for 2017 and 2016 respectively. Aggregate sales to the Corporation from its joint-venture partners and other affiliates came to $106 million and $181 million for 2017 and 2016 respectively.

CHANGES IN ACCOUNTING POLICY AND DISCLOSURES

A) NEW IFRS ADOPTED

IAS 7 STATEMENT OF CASH FLOWS

In January 2016, the IASB published amendments to IAS 7 Statement of Cash Flows. The amendments are intended to clarify IAS 7 to improve information provided to users of financial statements about an entity’s financing activities. They are effective for annual periods beginning on or after January 1, 2017. To comply with the new requirements, a reconciliation of total liabilities arising from financing activities has been added to Note 25.

B) RECENT IFRS PRONOUNCEMENTS NOT YET ADOPTED

IFRS 15 REVENUE FROM CONTRACTS WITH CUSTOMERS

In May 2014, the International Accounting Standards Board (IASB) issued IFRS 15 Revenue from Contracts with Customers. IFRS 15 replaces all previous revenue recognition standards, including IAS 18 Revenue, and related interpretations. such as IFRIC 13 Customer Loyalty Programs. The standard sets out the requirements for recognizing revenue. Specifically, the new standard introduces a comprehensive framework with the general principle being that an entity recognizes revenue to depict the transfer of promised goods and services in an amount that reflects the consideration to which the entity expects to be entitled in exchange for those goods or services. The new standard is effective for annual periods beginning on or after January 1, 2018. The standard will not have a significant impact on the timing of the Corporation's revenues since there is typically only one performance obligation per customer contract. The adoption of the standard will, however, have an impact on the contract liabilities classification. which can no longer be presented against accounts receivable. As well, IFRS 15 will require further disclosure, such as a disaggregation of revenues from contracts with customers in categories that depict how the nature, amount, timing and uncertainty of revenues and cash flows are affected by economic factors. To comply with this requirement, the Corporation will segregate its four segments' sales by country on a quarterly basis. The Corporation will apply the new standard retrospectively. Apart from the balance sheet reclassification discussed above, this standard has no material impact on the Corporation's consolidated financial statements.

IFRS 9 FINANCIAL INSTRUMENTS

In July 2014, the IASB released the final version of IFRS 9 Financial Instruments. This standard addresses classification and measurement of financial assets and replaces the multiple category and measurement models for debt instruments in IAS 39 Financial Instruments: Recognition and Measurement, with a new mixed measurement model having only two categories: amortized cost and fair value through profit or loss. IFRS 9 also replaces the models for measuring equity instruments, and such instruments are recognized either at fair value through profit or loss or at fair value through other comprehensive income. Where such equity instruments are measured at fair value through other comprehensive income, dividends are recognized in profit or loss insofar as they do not clearly represent a return on investment; however, other gains and losses (including impairments) associated with such instruments remain in accumulated comprehensive income indefinitely. Requirements for financial liabilities carry forward existing requirements in IAS 39, except that fair value changes due to credit risk for liabilities designated at fair value through profit and loss would generally be recorded in the statement of other comprehensive income. It also includes guidance on hedge accounting. The standard is effective for annual periods beginning on or after January 1, 2018, with earlier application permitted. The new standard will have no material impact on the Corporation's consolidated financial statements.

IFRS 16 LEASES

In January 2016, the IASB released IFRS 16 Leases, which supersedes IAS 17 Leases, and the related interpretations on leases: IFRIC 4 Determining whether an Arrangement Contains a Lease, SIC 15 Operating Leases - Incentives and SIC 27 Evaluating the Substance of Transactions in the Legal Form of a Lease. The standard is effective for annual periods beginning on or after January 1, 2019, with earlier application permitted for companies that also apply IFRS 15 Revenue from Contracts with Customers. The Corporation is currently evaluating the impact of the standard on its consolidated financial statements. The new standard requires lessees to recognize a lease liability reflecting future lease payments and a “right-of-use asset” for virtually all lease contracts, and record it on the balance sheet, except with respect to lease contracts that meet limited exception criteria, such as when the underlying asset is of low value or the maturity of the lease is short term. The Corporation is currently evaluating the impact of the standard on its consolidated financial statements. As at December 31, 2017, operating lease commitments would have translated into an estimated additional lease liability of $70 million.

CRITICAL ACCOUNTING ESTIMATES AND JUDGMENTS

Estimates and judgments are continually evaluated and are based on historical experience and other factors, including expectations of future events that are believed to be reasonable under the circumstances.

CRITICAL ACCOUNTING ESTIMATES AND ASSUMPTIONS

The preparation of financial statements in conformity with IFRS requires the use of estimates and assumptions that affect the reported amounts of assets and liabilities in the financial statements and disclosure of contingencies at the balance sheet date, and the reported amounts of revenues and expenses during the reporting period. On a regular basis and with the information available, Management reviews its estimates, including those related to environmental costs, employee future benefits, collectability of accounts receivable, financial instruments, contingencies, income taxes, useful life and residual value of property, plant and equipment and impairment of property, plant and equipment and intangible assets. Actual results could differ from those estimates. When adjustments become necessary, they are reported in earnings in the period in which they occur.

A. IMPAIRMENT OF LONG-LIVED ASSETS, INTANGIBLE ASSETS AND GOODWILL

In determining the recoverable amount of an asset or a cash generating unit (CGU), the Corporation uses several key assumptions, based on external information on the industry when available, and including estimated production levels, selling prices, volume, raw material costs, foreign exchange rates, growth rates, discounting rates and capital spending.

The Corporation believes its assumptions are reasonable. Based on available information at the assessment date, however, these assumptions involve a high degree of judgment and complexity. Management believes that the following assumptions are the most susceptible to change and therefore could impact the valuation of the assets in the next year.

DESCRIPTION OF SIGNIFICANT IMPAIRMENT TESTING ASSUMPTIONS (see Note 24 of consolidated financial statements)

GROWTH RATES

The assumptions used were based on the Corporation's internal budget. Revenues, operating margins and cash flows were projected for a period of five years, and a perpetual long-term growth rate was applied thereafter. In arriving at its forecasts, the Corporation considers past experience, economic trends such as gross domestic product growth and inflation, as well as industry and market trends.

DISCOUNT RATES

The Corporation assumed a discount rate in order to calculate the present value of its projected cash flows. The discount rate represents a weighted average cost of capital (WACC) for comparable companies operating in similar industries of the applicable CGU, group of CGUs or reportable segment, based on publicly available information.

FOREIGN EXCHANGE RATES

When estimating the fair value less cost of disposal, foreign exchange rates are determined using the financial institution's average forecast for the first two years of forecasting. For the following three years, the Corporation uses the last five years' historical average of the foreign exchange rate. Terminal rate is based on historical data of the last 20 years and adjusted to reflect management's best estimate.

SHIPMENTS

The assumptions used are based on the Corporation's internal budget for the next year and are usually held constant for the forecast period. In arriving at its budgeted shipments, the Corporation considers past experience, economic trends as well as industry and market trends.

Considering the sensitivity of the key assumptions used, there is measurement uncertainty, since adverse changes in one or a combination of the Corporation's key assumptions could cause a significant change in the carrying amounts of these assets.

B. INCOME TAXES

The Corporation is required to estimate the income taxes in each jurisdiction in which it operates. This includes estimating a value for existing tax losses based on the Corporation's assessment of its ability to use them against future taxable income before they expire. If the Corporation's assessment of its ability to use the tax losses proves inaccurate in the future, more or less of the tax losses might be recognized as assets, which would increase or decrease the income tax expense and, consequently, affect the Corporation's results in the relevant year.

C. EMPLOYEE BENEFITS

The present value of the defined benefit obligation is determined by discounting the estimated future cash outflows using interest rates of high-quality corporate bonds that are denominated in the currency in which the benefits will be paid, and that have terms to maturity approximating the terms of the related pension liability.

The cost of pensions and other retirement benefits earned by employees is actuarially determined using the projected benefit method pro-rated on years of service and Management's best estimate of expected plan investment performance, salary escalations, retirement ages of employees and expected health care costs. The accrued benefit obligation is evaluated using the market interest rate at the evaluation date. Due to the long-term nature of these plans, such estimates are subject to significant uncertainty. All assumptions are reviewed annually.

CRITICAL JUDGMENTS IN APPLYING THE CORPORATION'S ACCOUNTING POLICIES

SUBSIDIARIES AND EQUITY ACCOUNTED INVESTMENTS

Significant judgment is applied in assessing whether certain investment structures result in control, joint control or significant influence over the operations of the investment. Management's assessment of control, joint control or significant influence over an investment will determine the accounting treatment for the investment. In 2016, the Corporation had a 59.7% interest in an associate (Greenpac). Greenpac's Shareholders agreement required a majority of 80% for all decision making related to relevant activities. Consequently, the Corporation did not have power over relevant activities of Greenpac and its participation was accounted for as an associate. On April 4, 2017, Cascades and its partners in Greenpac Holding LLC (Greenpac) agreed to modify the equity holders' agreement. These modifications enable Cascades to direct decisions about relevant activities. Therefore, from an accounting standpoint, Cascades now has control over Greenpac, which triggered its deemed acquisition and thus fully consolidates Greenpac since April 4, 2017. Please refer to Notes 5 and 8 of the consolidated financial statements for more details.

CONTROLS AND PROCEDURES

EVALUATION OF THE EFFECTIVENESS OF DISCLOSURE CONTROLS AND PROCEDURES, AND INTERNAL CONTROL OVER FINANCIAL REPORTING

The Corporation's President and Chief Executive Officer, and its Vice-President and Chief Financial Officer have designed, or caused to be designed under their supervision, disclosure controls and procedures (DC&P), and internal controls over financial reporting (ICFR) as defined in National Instrument 52-109, “Certification of Disclosure in Issuer's Annual and Interim Filings,” in order to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with IFRS.

The DC&P have been designed to provide reasonable assurance that material information relating to the Corporation is made known to the President and Chief Executive Officer, and the Vice-President and Chief Financial Officer by others, and that information required to be disclosed by the Corporation in its annual filings, interim filings or other reports filed or submitted by the Corporation under securities legislation is recorded, processed, summarized and reported within the time periods specified in securities legislation. The President and Chief Executive Officer and the Vice-President and Chief Financial Officer have concluded, based on their evaluation, that the Corporation's DC&P were effective as at December 31, 2017, providing reasonable assurance that material information related to the issuer is made known to them by others within the Corporation.

The President and Chief Executive Officer, and the Vice-President and Chief Financial Officer have assessed the effectiveness of the ICFR as at December 31, 2017, based on the control framework issued by the Committee of Sponsoring Organizations of the Treadway Commission (2013 COSO Framework). Based on this assessment, they have concluded that the Corporation’s ICFR were effective as at December 31, 2017 and expect to certify the Corporation’s annual filings with the U.S. Securities and Exchange Commission on Form 40-F, as required by the United States Sarbanes-Oxley Act.

During the quarter ended December 31, 2017, there were no changes to the Corporation's ICFR that materially affected, or are reasonably likely to materially affect, its ICFR.

RISK FACTORS

As part of its ongoing business operations, the Corporation is exposed to certain market risks, including risks ensuing from changes in selling prices for its principal products, costs of raw material, interest rates and foreign currency exchange rates, all of which impact the Corporation’s financial position, operating results and cash flows. The Corporation manages its exposure to these and other market risks through regular operating and financing activities and, on a limited basis, through the use of derivative financial instruments. We use these derivative financial instruments as risk management tools, not for speculative investment purposes. The following is a discussion of key areas of business risks and uncertainties that we have identified, and our mitigating strategies. The risk areas below are listed in no particular order, as risks are evaluated based on both severity and probability. Readers are cautioned that the following is not an exhaustive list of all the risks we are exposed to, nor will our mitigation strategies eliminate all risks listed.

a)	The markets for some of the Corporation’s products tend to be cyclical in nature and prices for some of its products, as well as raw material and energy costs, may fluctuate significantly, which can adversely affect its business, operating results, profitability and financial position.

The markets for some of the Corporation’s products, particularly containerboard and boxboard, are cyclical. As a result, prices for these types of products and for its two principal raw material, recycled paper and virgin fibre, have fluctuated significantly in the past and will likely continue to fluctuate significantly in the future, principally due to market imbalances between supply and demand. Demand is heavily influenced by the strength of the global economy and the countries or regions in which Cascades does business, particularly Canada and the United States, the Corporation’s two primary markets. Demand is also influenced by fluctuations in inventory levels held by customers and consumer preferences. Supply depends primarily on industry capacity and capacity utilization rates. In periods of economic weakness, reduced spending by consumers and businesses results in decreased demand, which can potentially cause downward price pressure. Industry participants may also, at times, add new capacity or increase capacity utilization rates, potentially causing supply to exceed demand and exerting downward price pressure. Depending on market conditions and related demand, Cascades may have to take market-related downtime. In addition, the Corporation may not be able to maintain current prices or implement additional price increases in the future. If Cascades is unable to do so, its revenues, profitability and cash flows could be adversely affected. In addition, other participants may introduce new capacity or increase capacity utilization rates, which could also adversely affect the Corporation’s business, operating results and financial position. Prices for recycled and virgin fibre also fluctuate considerably. The costs of these material present a potential risk to the Corporation’s profit margins, in the event that it is unable to pass along price increases to its customers on a timely basis. Although changes in the price of recycled fibre generally correlate with changes in the price of products made from recycled paper, this may not always be the case. If Cascades weren't able to implement increases in the selling prices for its products to compensate for increases in the price of recycled or virgin fibre, the Corporation’s profitability and cash flows would be adversely affected. In addition, Cascades uses energy, mainly natural gas and fuel oil, to generate steam, which it then uses in the production process and to operate machinery. Energy prices, particularly for natural gas and fuel oil, have continued to remain very volatile. Cascades continues to evaluate its energy costs and consider ways to factor energy costs into its pricing. However, should energy prices increase, the Corporation’s production costs, competitive position and operating results would be adversely affected. A substantial increase in energy costs would adversely affect the Corporation’s operating results and could have broader market implications that could further adversely affect the Corporation’s business or financial results.

To mitigate price risk, our strategies include the use of various derivative financial instrument transactions, whereby it sets the price for notional quantities of old corrugated containers, electricity and natural gas.

Additional information on our North American electricity and natural gas hedging programs as at December 31, 2017 is set out below:

NORTH AMERICAN ELECTRICITY HEDGING

	UNITED STATES	CANADA
Electricity consumption	47%	53%
Electricity consumption in a regulated market	42%	65%
% of consumption hedged in a de-regulated market (2017)	37%	—
Average prices (2017 - 2018) (in US$, per KWh)	$0.03	—
Fair value as at December 31, 2017 (in millions of CAN$)	$(1)	—

NORTH AMERICAN NATURAL GAS HEDGING

	UNITED STATES	CANADA
Natural gas consumption	45%	55%
% of consumption hedged (2017)	44%	50%
Average prices (2017 - 2021) (in US$, per mmBTU) (in CAN$, per GJ)	$3.05	$3.72
Fair value as at December 31, 2017 (in millions of CAN$)	$(1)	$(5)

b)	Cascades faces significant competition and some of its competitors may have greater cost advantages or be able to achieve greater economies of scale, or be able to better withstand periods of declining prices and adverse operating conditions, which could negatively affect the Corporation’s market share and profitability.

The markets for the Corporation’s products are highly competitive. In some of the markets in which Cascades competes, such as tissue papers, it competes with a small number of other producers. In some businesses, such as the containerboard industry, competition tends to be global. In others, such as the tissue industry, competition tends to be regional. In the Corporation’s packaging products segment, it also faces competition from alternative packaging materials, such as vinyl, plastic and Styrofoam, which can lead to excess capacity, decreased demand and pricing pressures. Competition in the Corporation’s markets is primarily based on price, as well as customer service and the quality, breadth and performance characteristics of its products. The Corporation’s ability to compete successfully depends on a variety of factors, including:

•	its ability to maintain high plant efficiency, operating rates and lower manufacturing costs
•	the availability, quality and cost of raw material, particularly recycled and virgin fibre, and labour, and
•	the cost of energy.

Some of the Corporation’s competitors may, at times, have lower fibre, energy and labour costs, and less restrictive environmental and governmental regulations to comply with than Cascades. For example, fully integrated manufacturers, or those whose requirements for pulp or other fibre are met fully from their internal sources, may have some competitive advantages over manufacturers that are not fully integrated, such as Cascades, in periods of relatively high raw material pricing, in that the former are able to ensure a steady source of these raw material at costs that may be lower than prices in the prevailing market. In contrast, competitors that are less integrated than Cascades may have cost advantages in periods of relatively low pulp or fibre prices because they may be able to purchase pulp or fibre at prices lower than the costs the Corporation incurs in the production process. Other competitors may be larger in size or scope than Cascades, which may allow them to achieve greater economies of scale on a global basis or to better withstand periods of declining prices and adverse operating conditions. In addition, there has been an increasing trend among the Corporation’s customers towards consolidation. With fewer customers in the market for the Corporation’s products, the strength of its negotiating position with these customers could be weakened, which could have an adverse effect on its pricing, margins and profitability.

To mitigate competition risk, Cascades’ targets are to offer quality products that meet customers’ needs at competitive prices and to provide good customer service.

c)	Because of the Corporation’s international operations, it faces political, social and exchange rate risks that can negatively affect its business, operating results, profitability and financial condition.

Cascades has customers and operations located outside Canada. In 2017, sales outside Canada, in Canadian dollars, represented approximately 61% of the Corporation’s consolidated sales, including 40% in the United States. In 2017, 23% of sales from Canadian operations were made to the United States.

The Corporation’s international operations present it with a number of risks and challenges, including:

•	effective product marketing in other countries
•	tariffs and other trade barriers, and
•	different regulatory schemes and political environments applicable to the Corporation’s operations, in areas such as environmental and health and safety compliance.

In addition, the Corporation’s consolidated financial statements are reported in Canadian dollars, while a portion of its sales is made in other currencies, primarily the U.S. dollar and the euro. The variation of the Canadian dollar against the U.S. dollar may adversely or positively affect the Corporation’s reported operating results and financial condition. This has a direct impact on export prices and also contributes to the impact on Canadian dollar prices in Canada, because several of the Corporation’s product lines are priced in U.S. dollars. As well, a substantial portion of the Corporation’s debt is also denominated in currencies other than the Canadian dollar. The Corporation has senior notes outstanding and also some borrowings under its credit facility that are denominated in U.S. dollars and in euros, in the amounts of US$939 million and €62 million respectively as at December 31, 2017.

Moreover, in some cases, the currency of the Corporation’s sales does not match the currency in which it incurs costs, which can negatively affect the Corporation’s profitability. Fluctuations in exchange rates can also affect the relative competitive position of a particular facility, where the facility faces competition from non-local producers, as well as the Corporation’s ability to successfully market its products in export markets. As a result, if the Canadian dollar were to remain permanently strong compared to the U.S. dollar and the euro, it could affect the profitability of the Corporation’s facilities, which could lead Cascades to shut down facilities either temporarily or permanently, all of which could adversely affect its business or financial results. To mitigate the risk of currency rises from future commercial transactions, recognized assets and liabilities, and net investments in foreign operations, which are partially covered by purchases and debt, Management has implemented a policy for managing foreign exchange risk against the relevant functional currency.

The Corporation uses various foreign exchange forward contracts and related currency option instruments to anticipate sales net of purchases, interest expenses and debt repayment. Gains or losses from the derivative financial instruments designated as hedges are recorded under “Other comprehensive income (loss)” and are reclassified under earnings in accordance with the hedge items.

Additional information on our North American foreign exchange hedging program is set out below:

NORTH AMERICAN FOREIGN EXCHANGE HEDGING 1

Sell contracts and currency options on net exposure to $US:	2018	2019	2020
Total amount (in millions of US$)	$ 58 to 80	$ 33 to 60	$ 10 to 20
Estimated % of sales, net of expenses from Canadian operations (excluding subsidiaries with non-controlling interests)	35% to 49%	20% to 37%	6%
Average rate (US$/CAN$)	0.75 to 0.76	0.75	0.77
Fair value as at December 31, 2017 (in millions of CAN$)	3	—	—

1	See Note 26 of the audited consolidated financial statements for more details on financial instruments.

d) The Corporation’s operations are subject to comprehensive environmental regulations and involve expenditures that may be material in relation to its operating cash flow.

The Corporation is subject to environmental laws and regulations imposed by the various governments and regulatory authorities in all countries in which it operates. These environmental laws and regulations impose stringent standards on the Corporation regarding, among other things:

•	air emissions
•	water discharges
•	use and handling of hazardous materials
•	use, handling and disposal of waste, and
•	remediation of environmental contamination.

The Corporation is also subject to the U.S. Federal Comprehensive Environmental Response, Compensation and Liability Act (“CERCLA”) as well as to other applicable legislation in the United States, Canada and Europe that holds companies accountable for the investigation and remediation of hazardous substances. The Corporation’s European subsidiaries and some of our Québec plants are also subject to an emissions market, aimed at reducing worldwide CO2 emissions. Each unit has been allocated emission rights (“CO2 quota”). On a calendar-year basis, the Corporation must buy the necessary credits to cover its deficit, on the open market, if its emissions are higher than quota.

The Corporation’s failure to comply with applicable environmental laws, regulations or permit requirements may result in civil or criminal fines, penalties or enforcement actions. These may include regulatory or judicial orders enjoining or curtailing operations, or requiring corrective measures, the installation of pollution control equipment or remedial actions, any of which could entail significant expenditures. It is difficult to predict the future development of such laws and regulations, or their impact on future earnings and operations, but these laws and regulations may require capital expenditures to ensure compliance. In addition, amendments to, or more stringent implementation of, current laws and regulations governing the Corporation’s operations could have a material adverse effect on its business, operating results or financial position. Furthermore, although Cascades generally tries to plan for capital expenditures relating to environmental and health and safety compliance on an annual basis, actual capital expenditures may exceed those estimates. In such an event, Cascades may be forced to curtail other capital expenditures or other activities. In addition, the enforcement of existing environmental laws and regulations has become increasingly strict.

The Corporation may discover currently unknown environmental problems or conditions in relation to its past or present operations, or may face unforeseen environmental liabilities in the future.

These conditions and liabilities may:

•	require site remediation or other costs to maintain compliance or correct violations of environmental laws and regulations, or
•	result in governmental or private claims for damage to person, property or the environment.

Either of these could have a material adverse effect on the Corporation’s financial condition or operating results.

Cascades may be subject to strict liability and, under specific circumstances, joint and several (solidary) liability for the investigation and remediation of soil, surface and groundwater contamination, including contamination caused by other parties on properties that it owns or operates, and on properties where the Corporation or its predecessors have arranged for the disposal of regulated materials. As a result, the Corporation is involved from time to time in administrative and judicial proceedings and inquiries relating to environmental matters. The Corporation may become involved in additional proceedings in the future, the total amount of future costs and other environmental liabilities of which could be material.

To date, the Corporation is in compliance, in all material respects, with all applicable environmental legislation or regulations. However, we expect to incur ongoing capital and operating expenses in order to achieve and maintain compliance with applicable environmental requirements.

EMISSIONS MARKET

The Corporation is exposed to the emissions trading market and has to hold carbon credits equivalent to its emissions. Depending on circumstances, the Corporation may have to buy credits on the market or could sell some in the future. At short or medium term, these transactions would have no significant effect on the financial position of the Corporation and it is not anticipated that this will change in the future.

e) Cascades may be subject to losses that might not be covered in whole or in part by its insurance coverage.

Cascades carries comprehensive liability, fire and extended coverage insurance on most of its facilities, with policy specifications and insured limits customarily carried in its industry for similar properties. In addition, some types of losses, such as losses resulting from wars, acts of terrorism or natural disasters, are generally not insured because they are either uninsurable or not economically practical. Moreover, insurers have recently become more reluctant to insure against these types of events. Should an uninsured loss or a loss in excess of insured limits occur, Cascades could lose capital invested in that property, as well as the anticipated future revenues derived from the manufacturing activities conducted on that property, while remaining obligated for any mortgage indebtedness or other financial obligations related to the property. Any such loss could adversely affect its business, operating results or financial condition.

To mitigate the risk subject to insurance coverage, the Corporation reviews its strategy annually with the Board of Directors and is seeking different alternatives to achieve more efficient forms of insurance coverage at the lowest costs possible.

f) Labour disputes could have a material adverse effect on the Corporation’s cost structure and ability to run its mills and plants.

As at December 31, 2017, the Corporation employed approximately 11,000 employees, of which roughly 9,500 were employees of its Canadian and United States operations. Approximately 33% of the Corporation's Canadian and United States workforce is unionized under 30 separate collective bargaining agreements. In addition, in Europe, some of the Corporation's operations are subject to national industry collective bargaining agreements that are renewed on an annual basis. The Corporation’s inability to negotiate acceptable contracts with these unions upon expiration of an existing contract could result in strikes or work stoppages by the affected workers, and increased operating costs as a result of higher wages or benefits paid to union members. If the unionized workers were to engage in a strike or another form of work stoppage, Cascades could experience a significant disruption in operations or higher labour costs, which could have a material adverse effect on its business, financial condition, operating results and cash flow. Of the 30 collective bargaining agreements in North America, 4 are expired and are currently under negotiation, 7 will expire in 2018 and 8 will expire in 2019.

The Corporation generally begins the negotiation process several months before agreements are due to expire and is currently in the process of negotiating with the unions where the agreements have expired or will soon expire. However, Cascades may not be successful in negotiating new agreements on satisfactory terms, if at all.

g) Cascades may make investments in entities that it does not control and may not receive dividends or returns from those investments in a timely fashion or at all.

Cascades has established joint ventures, made investments in associates and acquired significant participation in subsidiaries in order to increase its vertical integration, enhance customer service and increase efficiency in its marketing and distribution in the United States and other markets. The Corporation’s principal joint ventures, associates and significant participations in subsidiaries are:

•	two 50%-owned joint ventures with Sonoco Products Corporation, of which one is in Canada (two plants) and one in the United States (two plants), that produce specialty paper packaging products such as headers, rolls and wrappers;
•	a 57.8%-owned subsidiary, Reno de Medici S.p.A. (RDM), a European manufacturer of recycled boxboard; and
•	a 66.1%-owned subsidiary, Greenpac Holding LLC, a North American manufacturer of linerboard (including indirect ownership).

Apart from RDM and Greenpac, Cascades does not have effective control over these entities. The Corporation’s inability to control entities in which it invests may affect its ability to receive distributions from these entities or to fully implement its business plan. The incurrence of debt or entrance into other agreements by an entity not under the Corporation’s control may result in restrictions or prohibitions on that entity’s ability to pay distributions to the Corporation. Even where these entities are not restricted by contract or by law from paying dividends or making distributions to Cascades, the Corporation may not be able to influence the payout or timing of these dividends or distributions. In addition, if any of the other investors in a non-controlled entity fails to observe its commitments, the entity may not be able to operate according to its business plan or Cascades may be required to increase its level of commitment. If any of these events were to transpire, the Corporation’s business, operating results, financial condition and ability to make payments on the notes could be adversely affected.

In addition, the Corporation has entered into various shareholder agreements relating to its joint ventures and equity investments. Some of these agreements contain “shotgun” provisions, which provide that if one Shareholder offers to buy all the shares owned by the other parties to the agreement, the other parties must either accept the offer or purchase all the shares owned by the offering Shareholder at the same price and conditions. Some of the agreements also stipulate that, in the event that a Shareholder is subject to bankruptcy proceedings or otherwise defaults on any indebtedness, the non-defaulting parties to that agreement are entitled to invoke the “shotgun” provision or sell their shares to a third party. The Corporation’s ability to purchase the other Shareholders’ interests in these joint ventures if they were to exercise these “shotgun” provisions could be limited by the covenants in the Corporation’s credit facility and the indenture. In addition, Cascades may not have sufficient funds to accept the offer or the ability to raise adequate financing should the need arise, which could result in the Corporation having to sell its interests in these entities or otherwise alter its business plan.

h) Acquisitions have been, and are expected to continue to be, a substantial part of the Corporation’s growth strategy, which could expose the Corporation to difficulties in integrating the acquired operation, diversion of management time and resources, and unforeseen liabilities, among other business risks.

Acquisitions have been a significant part of the Corporation’s growth strategy. Cascades expects to continue to selectively seek strategic acquisitions in the future. The Corporation’s ability to consummate and to effectively integrate any future acquisitions on terms that are favourable to it may be limited by the number of attractive acquisition targets, internal demands on its resources and, to the extent necessary, its ability to obtain financing on satisfactory terms, if at all. Acquisitions may expose the Corporation to additional risks, including:

•	difficulty in integrating and managing newly acquired operations, and in improving their operating efficiency
•	difficulty in maintaining uniform standards, controls, procedures and policies across all of the Corporation’s businesses
•	entry into markets in which Cascades has little or no direct prior experience
•	the Corporation’s ability to retain key employees of the acquired corporation
•	disruptions to the Corporation’s ongoing business, and
•	diversion of management's time and resources.

In addition, future acquisitions could result in Cascades' incurring additional debt to finance the acquisition or possibly assuming additional debt as part of it, as well as costs, contingent liabilities and amortization expenses. The Corporation may also incur costs and divert Management's attention for potential acquisitions that are never consummated. For acquisitions Cascades does consummate, expected synergies may not materialize. The Corporation’s failure to effectively address any of these issues could adversely affect its operating results, financial condition and ability to service debt, including its outstanding senior notes.

Although Cascades generally performs a due diligence investigation of the businesses or assets that it acquires, and anticipates continuing to do so for future acquisitions, the acquired business or assets may have liabilities that Cascades fails or is unable to uncover during its due diligence investigation and for which the Corporation, as a successor owner, may be responsible. When feasible, the Corporation seeks to minimize the impact of these types of potential liabilities by obtaining indemnities and warranties from the seller, which may in some instances be supported by deferring payment of a portion of the purchase price. However, these indemnities and warranties, if obtained, may not fully cover the liabilities because of their limited scope, amount or duration, or the financial resources of the indemnitor or warrantor, or for other reasons.

i) The Corporation undertakes impairment tests, which could result in a write-down of the value of assets and, as a result, have a material adverse effect.

IFRS requires that Cascades regularly undertake impairment tests of long-lived assets and goodwill to determine whether a write-down of such assets is required. A write-down of asset value as a result of impairment tests would result in a non-cash charge that reduces the Corporation’s reported earnings. Furthermore, a reduction in the Corporation’s asset value could have a material adverse effect on the Corporation’s compliance with total debt-to-capitalization tests under its current credit facilities and, as a result, limit its ability to access further debt capital.

j) Certain Cascades insiders collectively own a substantial percentage of the Corporation’s common shares.

Messrs. Bernard, Laurent and Alain Lemaire (“the Lemaires”) collectively own 29.7% of the common shares as at December 31, 2017, and there may be situations in which their interests and the interests of other holders of common shares do not align. Because the Corporation’s remaining common shares are widely held, the Lemaires may be effectively able to:

•	elect all of the Corporation’s directors and, as a result, control matters requiring Board approval
•	control matters submitted to a Shareholder vote, including mergers, acquisitions and consolidations with third parties, and the sale of all or substantially all of the Corporation’s assets, and
•	otherwise control or influence the Corporation’s business direction and policies.

In addition, the Lemaires may have an interest in pursuing acquisitions, divestitures or other transactions that, in their judgment, could enhance the value of their equity investment, even though the transactions might involve increased risk to the holders of the common shares.

k) If Cascades is not successful in retaining or replacing its key personnel, including its Chief Executive Officer, its Vice-president and Chief Financial Officer, its Chief Legal Officer and Corporate secretary and its Executive Chairman of the Board and co-founder Alain Lemaire, the Corporation's business, financial condition or operating results could be adversely affected.

Although Cascades believes that its key personnel will remain active in the business and that Cascades will continue to be able to attract and retain other talented personnel and replace key personnel should the need arise, competition in recruiting replacement personnel could be significant. Cascades does not carry key-man insurance on the members of its senior management.

l)	Risks relating to the Corporation’s indebtedness and liquidity.

The significant amount of the Corporation’s debt could adversely affect its financial health and prevent it from fulfilling its obligations under its outstanding indebtedness. The Corporation has a significant amount of debt. As at December 31, 2017, it had $1,522 million in outstanding total net debt on a consolidated basis, including capital-lease obligations. The Corporation also had $541 million available under its revolving credit facility. On the same basis, its consolidated ratio of net debt to total equity as of December 31, 2017 was 48.7%. The Corporation’s actual financing expense, including interest on employees' future benefits and loss on repurchase of long-term debt, was $111 million. Cascades also has significant obligations under operating leases, as described in its audited consolidated financial statements that are incorporated by reference herein.

On December 12, 2017, the Corporation announced the results of tender offers and proceeded with the purchase of US$150 million of its 5.500% unsecured senior notes due 2022 and US$50 million of its 5.75% unsecured senior notes due 2023.

On June 1, 2017, the Corporation entered into an agreement with its lenders to extend and amend its existing $750 million credit facility. The amendment extends the term of the facility to July 2021. The financial conditions remain essentially unchanged.

The Corporation has outstanding senior notes rated by Moody’s Investor Service (“Moody’s”) and Standard & Poor’s (“S&P”).

The following table reflects the Corporation’s secured debt rating/corporate rating/unsecured debt rating as at the date on which this MD&A was approved by the Board of Directors, and the evolution of these ratings compared to past years:

Credit rating (outlook)	MOODY'S	STANDARD & POOR'S
2004	Ba1/Ba2/Ba3 (stable)	BBB-/BB+/BB+ (negative)
2005 - 2006	Ba1/Ba2/Ba3 (stable)	BB+/BB/BB- (negative)
2007	Baa3/Ba2/Ba3 (stable)	BBB-/BB/BB- (stable)
2008	Baa3/Ba2/Ba3 (negative)	BB+/BB-/B+ (negative)
2009 - 2010	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (stable)
2011	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (positive)
2012	Baa3/Ba2/Ba3 (stable)	BB+/BB-/B+ (negative)
2013	Baa3/Ba2/Ba3 (stable)	BB/B+/B (stable)
2014	Baa3/Ba2/Ba3 (stable)	BB/B+/B+ (stable)
2015	Baa3/Ba2/Ba3 (stable)	BB/B+/B+ (stable)
2016	Baa3/Ba2/Ba3 (stable)	BB+/BB-/BB- (stable)
2017	Baa3/Ba2/Ba3 (stable)	BB+/BB-/BB- (stable)

This facility is in place with a core group of highly rated international banks. The Corporation may decide to enter into certain derivative instruments to reduce interest rates and foreign exchange exposure.

The Corporation’s leverage could have major consequences for holders of its common shares. For example, it could:

•	make it more difficult for the Corporation to satisfy its obligations with respect to its indebtedness
•	increase the Corporation’s vulnerability to competitive pressures and to general adverse economic or market conditions, and require it to dedicate a substantial portion of its cash flow from operations to servicing debt, reducing the availability of its cash flow to fund working capital, capital expenditures, acquisitions and other general corporate purposes
•	limit its flexibility in planning for, or reacting to, changes in its business and industry, and
•	limit its ability to obtain additional sources of financing.

Cascades may incur additional debt in the future, which would intensify the risks it now faces as a result of its leverage as described above. Even though we are substantially leveraged, we and our subsidiaries will be able to incur substantial additional indebtedness in the future. Although our credit facility and the indentures governing the notes restrict us and our restricted subsidiaries from incurring additional debt, these restrictions are subject to important exceptions and qualifications. If we or our subsidiaries incur additional debt, the risks that we and they now face as a result of our leverage could intensify.

The Corporation’s operations are substantially restricted by the terms of its debt, which could limit its ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s credit facilities and the indenture governing its senior notes include a number of significant restrictive covenants. These covenants restrict, among other things, the Corporation’s ability to:

•	borrow money
•	pay dividends on stock or redeem stock or subordinated debt
•	make investments
•	sell assets, including capital stock in subsidiaries
•	guarantee other indebtedness
•	enter into agreements that restrict dividends or other distributions from restricted subsidiaries
•	enter into transactions with affiliates
•	create or assume liens
•	enter into sale and leaseback transactions
•	engage in mergers or consolidations, and
•	enter into a sale of all or substantially all of our assets.

These covenants could limit the Corporation’s ability to plan for or react to market conditions, or to meet its capital needs. The Corporation’s current credit facility contains other, more restrictive covenants, including financial covenants that require it to achieve certain financial and operating results, and maintain compliance with specified financial ratios. The Corporation’s ability to comply with these covenants and requirements may be affected by events beyond its control, and it may have to curtail some of its operations and growth plans to maintain compliance.

The restrictive covenants contained in the Corporation’s senior note indenture, along with the Corporation’s credit facility, do not apply to its subsidiaries with non-controlling interests.

The Corporation’s failure to comply with the covenants contained in its credit facility or its senior note indenture, including as a result of events beyond its control or due to other factors, could result in an event of default that could cause accelerated repayment of the debt. If Cascades is not able to comply with the covenants and other requirements contained in the indenture, its credit facility or its other debt instruments, an event of default under the relevant debt instrument could occur. If an event of default does occur, it could trigger a default under its other debt instruments, Cascades could be prohibited from accessing additional borrowings and the holders of the defaulted debt could declare amounts outstanding with respect to that debt, which would then be immediately due and payable. The Corporation’s assets and cash flow may not be sufficient to fully repay borrowings under its outstanding debt instruments. In addition, the Corporation may not be able to re-finance or re-structure the payments on the applicable debt. Even if the Corporation were able to secure additional financing, it may not be available on favourable terms. A significant or prolonged downtime in general business and difficult economic conditions may affect the Corporation’s ability to comply with its covenants, and could require it to take actions to reduce its debt or to act in a manner contrary to its current business objectives.

m) Cascades is a holding corporation and depends on its subsidiaries to generate sufficient cash flow to meet its debt service obligations.

Cascades is structured as a holding corporation, and its only significant assets are the capital stock or other equity interests in its subsidiaries, joint ventures and minority investments. As a holding corporation, Cascades conducts substantially all of its business through these entities. Consequently, the Corporation’s cash flow and ability to service its debt obligations are dependent on the earnings of its subsidiaries, joint ventures and minority investments, and the distribution of those earnings to Cascades, or on loans, advances or other payments made by these entities to Cascades. The ability of these entities to pay dividends or make other payments or advances to Cascades will depend on their operating results and will be subject to applicable laws and contractual restrictions contained in the instruments governing their debt. In the case of the Corporation’s joint ventures, associates and minority investments, Cascades may not exercise sufficient control to cause distributions to itself. Although its credit facility and the indenture, respectively, limit the ability of its restricted subsidiaries to enter into consensual restrictions on their ability to pay dividends and make other payments to the Corporation, these limitations do not apply to its joint ventures, associates or minority investments. The limitations are also subject to important exceptions and qualifications. The ability of the Corporation’s subsidiaries to generate cash flow from operations that is sufficient to allow the Corporation to make scheduled payments on its debt obligations will depend on their future financial performance, which will be affected by a range of economic, competitive and business factors, many of which are outside of the Corporation’s control. If the Corporation’s subsidiaries do not generate sufficient cash flow from operations to satisfy the Corporation’s debt obligations, Cascades may have to undertake alternative financing plans, such as re-financing or re-structuring its debt, selling assets, reducing or delaying capital investments, or seeking to raise additional capital. Re-financing may not be possible, and assets may not be able to be sold, or, if they are sold, Cascades may not realize sufficient amounts from those sales. Additional financing may not be available on acceptable terms, if at all, or the Corporation may be prohibited from incurring it, if available, under the terms of its various debt instruments in effect at the time. The Corporation’s inability to generate sufficient cash flow to satisfy its debt obligations, or to re-finance its obligations on commercially reasonable terms, would have an adverse effect on its business, financial condition and operating results. The earnings of the Corporation’s operating subsidiaries and the amount that they are able to distribute to the Corporation as dividends or otherwise may not be adequate for the Corporation to service its debt obligations.

n) Risks related to the common shares.

The market price of the common shares may fluctuate, and purchasers may not be able to re-sell the common shares at or above the purchase price. The market price of the common shares may fluctuate due to a variety of factors relative to the Corporation’s business, including announcements of new developments, fluctuations in the Corporation’s operating results, sales of the common shares in the marketplace, failure to meet analysts’ expectations, general conditions in all of our segments or the worldwide economy. In recent years, the common shares, the stock of other companies operating in the same sectors and the stock market in general have experienced significant price fluctuations, which have been unrelated to the operating performance of the affected companies. There can be no assurance that the market price of the common shares will not continue to experience significant fluctuations in the future, including fluctuations that are unrelated to the Corporation’s performance.

o) Cash-flow and fair-value interest rate risks.

As the Corporation has no significant interest-bearing assets, its earnings and operating cash flows are substantially independent of changes in market interest rates.

The Corporation’s interest rate risk arises from long-term borrowings. Borrowings issued at variable rates expose the Corporation to a cash-flow interest rate risk. Borrowings issued at a fixed rate expose the Corporation to a fair-value interest rate risk.

p) Credit risk.

Credit risk arises from cash and cash equivalents, derivative financial instruments and deposits with banks and financial institutions. The Corporation reduces this risk by dealing with creditworthy financial institutions.

The Corporation is exposed to credit risk on accounts receivable from its customers. In order to reduce this risk, the Corporation’s credit policies include the analysis of a customer’s financial position and a regular review of its credit limits. The Corporation also believes that no particular concentration of credit risks exists due to the geographic diversity of its customers and the procedures in place for managing commercial risks. Derivative financial instruments include an element of credit risk, should the counterparty be unable to meet its obligations.

q) Cyber security

The Corporation relies on information technology to process, transmit and store electronic data in its daily business activities. Any potential information technology security incident as a result of malicious misbehavior or involuntary in nature could have negative repercussions on business activities, intellectual property, operating results and financial position of the Corporation. Cyber security represents a Company-wide challenge and the related risks are part of the corporate risk management program that is presented to the Audit and Finance committee of the Corporation. To limit Corporation exposure to incidents that may affect confidentiality, integrity and availability of information, the Corporation has put in place control measures that are based on industry best practices.

r) Climate change

The Corporation operates plants and delivers products to clients in locations that may be subject to climate stress events such as sea-level rise and increased storm frequency or intensity. Caused by climate change or not, the occurrence of one or more natural disasters, such as hurricanes, fires or floods, could cause considerable damage to our buildings, disrupt operations, increase operating costs such as freight and energy and have a negative impact on sales. Climate changes could require higher remediation and insurance costs for the Corporation.